  Information contained herein is subject to completion or amendment.

                                                Filed pursuant to Rule 424(b)(3)
                                                Registration #333-17365

                 SUBJECT TO COMPLETION, DATED DECEMBER 13, 1996
          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED DECEMBER 11, 1996
                                  $125,000,000
 [SCHOLASTIC LOGO]
                             SCHOLASTIC CORPORATION

                     % NOTES DUE                    , 2003

                            ------------------------

     Interest on the Notes is payable on                   and               of
each year, commencing               , 1997. The Notes are not redeemable prior
to maturity and are not entitled to any sinking fund. The Notes will be represented by one or more global Notes registered in the name of the nominee of The Depository Trust Company. Beneficial interests in the global Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its direct and indirect participants. Except as described herein, Notes in definitive form will not be issued. The Notes will be issued only in registered form in denominations of $1,000 and integral multiples thereof. The Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Notes will therefore settle in immediately available funds. All payments of principle and interest will be made by the Company in immediately available funds. See 'Description of the Notes'.

                       ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
  PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
                OR THE PROSPECTUS TO WHICH IT RELATES.
       ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                             INITIAL PUBLIC
                                                                OFFERING       UNDERWRITING      PROCEEDS TO
                                                                PRICE(1)        DISCOUNT(2)     COMPANY(1)(3)
                                                             ---------------  ---------------  ---------------
Per Note...................................................         %                %                %
Total......................................................  $                $                $

------------------

(1) Plus accrued interest, if any, from            , 1996.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(3) Before deducting estimated expenses of $            payable by the Company.

                            ------------------------

     The Notes offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form only through the facilities of the Depositary in New York, New York, on or about December , 1996, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.
                           CITICORP SECURITIES, INC.
                                                              ALEX. BROWN & SONS
                                                                 INCORPORATED
                           ------------------------

         The date of this Prospectus Supplement is December   , 1996.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                            ------------------------

                                  THE COMPANY

     Scholastic Corporation, together with its subsidiaries and affiliates (collectively hereinafter referred to in this Section as 'Scholastic' or the 'Company'), is among the leading publishers and distributors of children's books, classroom and professional magazines and other educational materials, with operations in the United States, Canada, the United Kingdom, Australia, New Zealand, France and Mexico. Scholastic distributes most of its products directly to children and teachers in elementary and secondary schools. During its seventy-six years of serving schools, Scholastic has developed strong name recognition associated with quality and dedication to learning and has achieved a leading market position in the school-based distribution of children's books and magazines.

     The Company's domestic book publishing business consists primarily of the publication and distribution of children's books in paperback editions through school book clubs, school book fairs, trade distribution in retail stores and classroom and library sales. Based on its market research, competitive intelligence and information obtained through the conduct of its business, the Company believes that it operates the largest school book club program and the largest school book fair business in the United States. In fiscal 1996, Scholastic sold in excess of 200 million children's books in the United States. The Company's book publishing operations also include the publication of supplementary texts for classroom use as well as professional books and other materials sold to classroom teachers. Additionally, the Company entered the market for core-curriculum materials and has been investing heavily in this area as a source of future growth in sales and profits.

     Scholastic's domestic magazine publishing business consists primarily of the publication of classroom magazines distributed to children in school, professional magazines directed to teachers and other education professionals and consumer magazines. In fiscal 1996, the United States circulation of the Company's classroom magazines was 7.1 million. The Company's other domestic operations include the distribution of educational computer software, the production and distribution of child and family-oriented video and television programming and the merchandising and licensing of book properties.

     Most of the Company's domestic revenues are generated by targeted direct mail programs to schools and by telephone sales representatives. Additionally, the Company has a school sales force of full-time and part-time representatives calling on schools to sell its supplementary texts, educational software and library book programs, as well as its newly developed core-curriculum materials. For trade distribution, the Company has a retail sales force calling on bookstores and other retail outlets that include the sale of children's books.

     The Company's international business consists of six operating subsidiaries, four of which publish and distribute children's books, magazines, supplementary text products and educational software and two of which serve primarily as distributors of children's books published by Scholastic as well as outside publishers. For the year ended May 31, 1996, approximately 80% of international revenues were derived from the sale of children's books.

     The following table sets forth Scholastic's revenues by product line for the five fiscal years ended May 31:

                                                    1996        1995        1994        1993        1992
                                                  --------    --------    --------    --------    --------
                                                                   (AMOUNTS IN THOUSANDS)
Domestic
  Book publishing..............................   $657,511    $516,827    $428,283    $361,282    $305,896
  Magazine publishing..........................     81,595      84,027      72,964      66,661      64,037
  Media, TV/Movie Productions and Licensing....     39,795      19,491      17,998      17,550      15,762
International..................................    149,698     129,546     112,345     106,784     103,650
                                                  --------    --------    --------    --------    --------
     Total.....................................   $928,599    $749,891    $631,590    $552,277    $489,345
                                                  --------    --------    --------    --------    --------
                                                  --------    --------    --------    --------    --------

     Scholastic's revenues have grown at an average annual compounded rate (the ''compounded growth rate'') of approximately 17% from fiscal 1992 through fiscal 1996. This growth was driven primarily by Scholastic's domestic book publishing revenues which have yielded a compounded growth rate of approximately 21%.

DOMESTIC BOOK PUBLISHING (71% OF REVENUES)

     CHILDREN'S BOOK PUBLISHING

     The Company has published books since 1948 and is one of the largest English language publishers of children's books. The majority of children's books sold by the Company are distributed in the United States and internationally directly to children and teachers through its school-based clubs and book fairs. The Company has created and maintained a long-standing franchise in the educational market and, in addition, has significantly expanded its trade presence in recent years. As a result, Scholastic's domestic book publishing revenues have more than doubled from fiscal 1992 through fiscal 1996.

     The Company offers a broad range of quality children's literature. Many of the books offered by the Company have received awards for excellence in children's literature, including the Caldecott and the Newbery awards. The Company obtains titles for sale in its distribution channels from three principal sources. First, the Company publishes paperback and/or hardcover editions of books written by outside authors under exclusive publication agreements with the Company or written by the Company's editorial staff. Scholastic generally owns rights to sell these original titles in all channels of distribution including school and trade. The second source for titles consists of paperback reprints of books originally published by other publishers for which the Company acquires rights under license agreements to sell exclusively in the school market. The third source for titles is from the Company's purchase of finished books from other publishers to be sold in the school market. The Company currently maintains a backlist (a list of titles published as new titles in prior years) of over 5,000 titles.

     All of the Company's books are manufactured by independent printers. The printers generally are selected on a basis of competitive bidding, and the Company, when it deems it to be appropriate, enters into multi-year agreements which guarantee printers a certain percentage of Scholastic volume in exchange for favorable pricing terms. Scholastic purchases its paper from paper manufacturers, wholesalers, distributors and printers.

     The Company distributes its children's books principally through four distribution channels: school book clubs, school book fairs, sales to classrooms and libraries and trade distribution to retail bookstores. In the school market the Company distributes books directly to teachers and students through school book clubs (including continuity programs) and school book fairs. The Company believes that it is the largest operator of school book clubs and school book fairs in the United States. The Company also distributes books to the school market through sales to classrooms and libraries. The fourth distribution channel is sales to the trade market. The Company's trade channel has grown significantly in recent years, with sales in fiscal 1996 up in excess of 60% over fiscal 1995 and more than double the fiscal 1994 level. By utilizing these distribution channels and distributing its products internationally, the Company's volumes permit it to realize economies in book production and distribution. The Company believes its multiple distribution channels and volumes help attract top quality authors, editors, illustrators and publishers seeking widespread distribution in both the specialized school market and the trade market.

     BOOK CLUBS. In fiscal 1996, the Company operated ten school-based book clubs: Firefly(Registered), serving pre-kindergarten and kindergarten students; SeeSaw(Registered), serving kindergarten and first grade students ('K-1' grades); two Carnival(Registered) clubs, one serving students in kindergarten through second grade and the other serving third through sixth grade students; Lucky Book Club(Registered), serving second and third grade students; Arrow Book Club(Registered), serving fourth through sixth grade students and TAB Book Club(Registered), serving sixth, seventh and eighth grade students. As of January 23, 1996, the Company acquired and began running three Trumpet clubs, which together serve pre-K through sixth grade students. In addition, the Company creates special theme based offers targeted to the different grade levels during the year, e.g.--holiday offers, science offers, curriculum offers, Spanish offers, etc. The Company also operates Fun-Tastic-At-Home!, The Baby-sitters Collector Club, and The Baby-sitters Little Sister Friendship Club, Thrills & Chills, Clifford's Learning Library, Hello Reader, Box Car, Thriller, The Magic School Bus and Laugh Attack, which are book club continuity programs promoted primarily through schools, which deliver paperback books to children at home and bill parents at home.


     The Company founded its first book club in 1948 and believes that it currently operates the largest school book club program in the United States. The Company estimates that over 80% of all elementary school teachers in the United States participate in book clubs, with more than 75% of these teachers using Scholastic book clubs sometime during the year. Domestic book club revenues have grown in recent years, primarily as a result of the expansion of book club continuity programs, volume increases in its school-based book clubs, the purchase of additional clubs, increases in special book club offers, and to a lesser degree, because of inflation-related price increases and the selection by children of higher-priced items.

     The Company believes that teachers participate in school book clubs because they feel that quality books at affordable prices will be of interest to students and improve students' reading skills. The Company also believes teachers are attracted because the book clubs offer easy access to a broad range of books. The Company mails promotional pieces containing order forms to teachers in the vast majority of the pre-K through eighth grade classrooms in the United States on a monthly basis throughout the school year. Participation in any month does not create an obligation to participate in any subsequent month, nor does it preclude participation in a competitor's book club.

     Teachers who wish to participate in a book club distribute the order forms to their students, who may choose from approximately 40 to 50 selections at substantial reductions from retail prices. The teacher consolidates the students' orders and payments and mails or phones them to the Company, which then delivers the books to the teacher for distribution to the students. Teachers who participate in the book clubs may accumulate credits for the purchase of additional books and other items primarily for use in their classrooms.

     The sources of books for the Company's school book clubs are reprints licensed from other publishers for school distribution, original publications and finished books purchased from other publishers. The Company generally re-offers titles from its backlist through the book clubs every two or three years.

     The Company processes and fulfills most orders for its book clubs, as well as for its other school sales (except book fairs) and trade distribution, from its warehouse and distribution facility in Jefferson City, Missouri. Orders for the book clubs are shipped to customers by Roadway Package System, United Parcel Service and U.S. Mail and generally are delivered within 14 days from when the teacher places the order in the mail.

     The Jefferson City facility has an automated inventory picking and order processing system which allows the Company to provide a high level of customer service and timely delivery to its customers.

     Customer service representatives are also available to handle customer inquiries and expedite shipments.

     In its book club business, the Company competes on the basis of book selection, price, promotion and customer service. The Company believes that its broad selection of titles, many of which are distributed in this channel exclusively by Scholastic, combined with low unit manufacturing costs and its large number of promotion mailings, enable the Company to compete effectively.

     BOOK FAIRS. The Company believes it operates the largest school book fair business in the United States. The Company entered the book fair business in 1981 through an acquisition in California. In 1983, the Company became a national book fair operator as a result of its acquisition of Great American Book Fairs(Registered). Since that time, the Company has grown its book fair business primarily through geographic expansion, selected acquisitions and increased penetration of its existing markets. The Company operates book fairs in all 50 states under the name Scholastic Book Fairs.

     Book fairs are generally one week-long events conducted on school premises and sponsored by school librarians and/or parent-teacher organizations. Book fair events expose children to hundreds of new books and allow children the opportunity to purchase books of their choice. Although the Company provides the school with the books and book display cases, the school actually conducts the book fair. The Company believes that the primary motivation of the schools is to provide their students with quality books at reasonable prices in order to help them become more interested in reading. In addition, the schools retain a portion of book fair sale proceeds to be used to purchase books, supplies and equipment for the school.

     In fiscal 1994, the Company launched a new class of fairs called Scholastic Books on Tour(Registered). This program features an expanded list of titles supported by exciting merchandise displays and book character costumes designed to create a dynamic Book Fair event open to the entire family.

     Over two-thirds of all titles offered in the Company's book fairs are licensed reprints or are purchased directly from other publishers.

     The Company operates its book fairs in the United States on a regional basis through 15 sales offices and 73 warehouse locations. The marketing of book fairs is performed from the sales offices by telephone sales representatives. The Company's books and display cases are delivered to schools from the Company's warehouses by a fleet of leased vehicles. The Company's customer service function is performed from the regional and branch offices, supported by field service representatives.

     The Company believes that its competitive advantages in the book fair business includes the strength of the relationship between its sales representatives and schools, broad geographic coverage, a high level of customer service and breadth of product selection. Approximately 90% of the schools that sponsored a Scholastic Book Fair in fiscal 1995 sponsored a Scholastic Book Fair again in fiscal 1996.

     TRADE. The Company distributes its original publications through the trade distribution channel. Almost all of the titles distributed to the trade market are also offered in the Company's school book clubs and book fairs. In the Company's publishing program, over 2,000 titles are maintained for trade distribution including the popular Goosebumps(Registered), The Baby-sitters Club(Registered), The Magic School Bus(Registered), and Clifford The Big Red Dog(Registered) series. The Company believes that its increased presence in the trade market is important in attracting outside authors for publication and complements the Company's school-based book distribution businesses.

     The Company has a field sales organization which focuses on selling the broad range of Scholastic books to book store accounts. Penguin USA performs invoicing, billing and collections for Scholastic in connection with trade distribution.

     The Company's sales in the trade market are led by the highly successful Goosebumps(Registered) series, with 68 titles and 150 million copies in print as of August 1996, and The Baby-sitters Club(Registered) series, with 245 titles published and 149 million copies in print as of that date. Another Scholastic-developed property that also generates significant sales is The Magic School Bus(Registered) series with 23 titles published and 24 million copies in print as of August 1996. Series such as I Spy(Trademark), Clifford The Big Red Dog(Registered) and Hello Reader(Registered) continue to anchor the successful Cartwheel Books(Registered) imprint. The Scholastic Children's Dictionary was published in the Summer of 1996 and greatly enhances the reference line which already includes successful series such as First Discovery and Voyages of Discovery. The Blue Sky Press(Registered) and Scholastic Press(Registered) imprints have attracted some of the best talents in children's publishing, including Eve Bunting, Leo and Diane Dillon, Virginia Hamilton, Barry Moser, Walter Dean Myers, Dav Pilkey, Cynthia Rylant, Mark Teague, Nancy Willard and Ed Young.

     CLASSROOM AND LIBRARY SALES. Many elementary school teachers use paperback books in conjunction with basal textbooks to teach reading and other subjects. In addition to offering book clubs and book fairs, Scholastic serves this need by offering individual titles and collections of paperback books for classrooms and school libraries. In fiscal 1996, approximately two-thirds of the school districts in the United States ordered books and collections from the Company. The majority of the titles sold directly to school classrooms and libraries are the same as those offered through the Company's book clubs and book fairs.

     The purchase of individual titles and book collections are generally funded by school budgets. Classrooms and libraries may order directly through catalogs mailed to the schools and through the Company's school sales force. Processing and fulfillment of these orders are handled in the Jefferson City distribution center.

     INSTRUCTIONAL PUBLISHING

     The Instructional Publishing group develops and distributes instructional materials (both supplemental and core-curriculum programs) directly to schools in addition to managing classroom and library sales of children's books through the Company's school sales force. Based on industry research, the Company believes that the K-6 market for instructional material in such areas as language arts, math, science, social studies, health, etc. is in excess of $2.0 billion annually.

     Publishing for the K-6 market is being affected by a number of factors, including the shift toward skill-based instruction balanced with the philosophy of literature-based instruction (the teaching of reading and other subjects utilizing whole books such as trade or paperback books) and the increasing role of teachers in selecting materials for use in the classroom. Additionally, there is increasing flexibility in 'adoption' states, where state boards approve or 'list' instructional materials that local school boards, individual schools and teachers can purchase. In these states, the state boards are listing a greater number of instructional materials, thereby giving the local school boards, individual schools and teachers a wider range of instructional materials from which to select.

     The Company believes that these changes provide an opportunity to substantially expand its presence in the instructional materials market. To capitalize on this opportunity, the Company's strategies are the following: publish multimedia programs which provide schools with innovative alternatives to programs offered by other publishers; concentrate its publishing in the K-6 grade market, which is the largest part of the market; focus its publishing in language arts and science where the Company has successful book and magazine publishing programs; use existing books and magazines from other Scholastic publishing groups; and cross-market its new programs to the more than one million teachers who currently participate in Scholastic's book clubs and use its magazines. To implement these strategies, the Company has expanded its marketing and editorial staff and is investing in training and expanding its school sales force.

     Pursuant to this strategy, the Company completed the publication of Scholastic Literacy Place(Registered), its K-6 reading program, and Solares(Trademark), a Spanish elementary reading program. The Company is pleased with the market reaction to Scholastic Literacy Place(Registered). The program has been adopted in California, the single largest adoption market.

     In fiscal 1996, the Company also completed a revision and update of its popular K-6 grade science program, Scholastic Science Place(Registered). Sales of Scholastic Science Place in Kentucky, Alabama and other states were strong. The Company expects continued success in open territory states with the updated program as it plans the publication of the second edition of Scholastic Science Place.

     The Company expanded Wiggleworks(Registered), its standard-setting CD-ROM based beginning literacy program, to include a Windows(Registered) version, in addition to the popular Macintosh-based product. Also, a network version will be ready for shipment in fiscal 1997.

     The Early Childhood publishing division's, The Early Childhood Workshop(Trademark), a pre-kindergarten and kindergarten core-curriculum program, was successfully sold in Texas primarily in the Company's first quarter of fiscal 1996, garnering approximately two-thirds of the market. The total spending on prepublication costs relating to these core-curriculum programs in early childhood, reading, language arts, science, technology and math has been approximately $100.0 million from fiscal 1991 to fiscal 1996.

     In the fourth quarter of fiscal 1996, the Company recorded a charge for programs that did not meet market needs or are being deemphasized. This charge consisted of the unamortized prepublication and inventory costs of the Company's K-2 math program and several older supplemental instructional programs.

MAGAZINE PUBLISHING (9% OF REVENUES)

     GENERAL

     Scholastic complements its school-based book publishing business with the publication of classroom magazines, which are used as supplementary educational materials, and professional magazines, directed at teachers and education professionals. Most of the Company's classroom and professional magazines carry the Scholastic name, which reinforces the Company's widely recognized educational reputation with students, teachers and school administrators. The Company's reputation for publishing quality magazines, maintaining an extensive magazine mailing list and having a large customer base of teachers helps generate customers for its book clubs and other Scholastic products as well as its magazines. At the same time, the Company uses its book club mailings to help secure additional circulation for its classroom and professional magazines. The Company also publishes two consumer magazines for small business and home office professionals and a magazine for parents of children in pre-K and Kindergarten classes.

     CLASSROOM MAGAZINES

     The Company's 34 classroom magazines are designed to encourage students to read and to supplement the formal learning program by bringing subjects of current interest into the classroom. The subjects covered include English, reading, literature, math, science, current events, social studies and foreign languages. The most well known of the Company's U.S. magazines are Scholastic News(Registered) and Junior Scholastic(Registered).

     The Company's classroom magazine circulation in the United States for fiscal 1996 was 7.1 million. Approximately two-thirds of the circulation is in the K-6 grades, with the balance in grades seven through twelve. In fiscal 1996, teachers in approximately 60% of the elementary schools and 70% of the high schools in the United States used the Company's classroom magazines.

     The various classroom magazines are distributed on a weekly, bi-weekly or monthly basis during the school year. A majority of circulation revenue is paid for by the schools and the remainder by students. Circulation revenue accounted for approximately two-thirds of the Company's classroom magazine revenues in fiscal 1996. Several of the magazines distributed in secondary schools carry advertising.

     The Company markets its classroom magazines largely by direct mail and telephone sales representatives. The Company maintains an extensive database of teachers and schools which it utilizes for promotional efforts. The order processing for classroom magazines is conducted at the Company's Jefferson City facility.

     Additionally, the Company develops and distributes customized marketing programs sponsored by major corporations, government agencies and other organizations which want to reach young people and educators. Customized programs may include single-sponsor magazines, posters, teaching guides, integrated teaching kits, educational videos and other promotional media. In fiscal 1996, the Company developed programs for the United States Department of Agriculture, Discover Card Services, Inc., Fuji Photo Film USA, NYNEX Corporation, the Michael Jordan Foundation, Paramount Pictures Inc. and AT&T.

     PROFESSIONAL PUBLISHING AND EARLY CHILDHOOD PUBLISHING

     The Company publishes four magazines directed at teachers and educational professionals: Instructor(Trademark), Early Childhood Today(Trademark), Electronic Learning(Registered) and Scholastic Coach. Total circulation for these magazines in fiscal 1996 was in excess of 400,000. The magazines are distributed throughout the academic year. Subscriptions are solicited by direct mail to teachers and subscriptions are cross-marketed to teachers through the book clubs. The Company also publishes Scholastic Parent and Child(Registered) magazine, which is directed at parents and distributed through schools and day care programs. Scholastic Parent and Child's circulation is approximately 1.0 million. The magazines carry outside advertising, advertising for the Company's other products and advertising for clients that sponsor customized programs. Sponsors include Microsoft Corp., Apple Computer, Viacom International Inc., General Mills, Inc., Disney and the Chrysler Corporation. In fiscal 1996, advertising revenue represented the majority of the professional publishing and early childhood magazine revenues.

     The professional publishing division also publishes professional books and continuity programs consisting of instructional materials designed for and generally purchased by teachers. Professional books are marketed through Scholastic book clubs, catalogs, direct mail solicitations and by the Company's trade sales force to teacher stores and book stores. The early childhood division also publishes children's books and a pre-K and kindergarten curriculum program, The Early Childhood Workshop. In fiscal 1996, sales of The Early Childhood Workshop represented approximately two-thirds of the market share in the Texas state adoption, producing revenues of approximately $20.0 million. Revenues from these items are included in domestic book publishing revenues.

     SCHOLASTIC SOHO GROUP

     In 1983, the Company introduced a national consumer magazine, now called Home Office Computing(Registered). In its 13th year, Home Office Computing is a leading magazine for technology reliant home office professionals. In recognition of the magazine's rapidly expanding franchise as the leading publisher for the small office and home office ('SOHO') market, the Company reorganized this business as the SOHO group. In fiscal 1996, the group launched a sister publication entitled Small Business Computing(Trademark). This new offering, combined with the growth of custom publishing, is expected to result in higher revenues for the SOHO group in fiscal 1997. With combined circulation of 560,000, both magazines attract companies such as America Online, Epson, IBM, Microsoft Corp. and Hewlett Packard, among others, as its principal advertisers. In fiscal 1996, the SOHO group carried 890 pages of advertising. The group also provides specialized newsletters and books. It also has a presence on America Online and the World Wide Web and sells sponsorships for both sites.


MEDIA, TV/MOVIE PRODUCTIONS AND LICENSING (4% OF REVENUES)

     TV/MOVIE PRODUCTIONS AND LICENSING

     Scholastic Productions, Inc. ('SPI'), a wholly-owned subsidiary of the Company, extends the Company's franchises worldwide by developing and producing quality children's programming for distribution in multimedia formats. In addition, SPI licenses and develops products originated by third parties. SPI orchestrates consumer marketing campaigns and manages the licensing of consumer products and promotions for each franchise. SPI is also responsible for the selection of video cassettes sold through the book clubs and for sales of books and other products through non-traditional channels.

     In fiscal 1996, the SPI-produced The Magic School Bus(Trademark) ('MSB') television series aired its second season on PBS and completed production of an additional 13 episodes for the third season. Thirteen additional episodes will be produced in fiscal 1997, bringing the series total to 52. The series commenced airing daily in the fall of 1996. MSB, which has won numerous awards including an Emmy for Lily Tomlin, is the most popular series for school-aged children on PBS. In November 1995, SPI launched the Traveling Magic School Bus, an actual recreation of the bus from the book and animated series, which through April 1996 has traveled around the country visiting over 50 schools, libraries, retail stores and book fairs, reaching nearly 250,000 fans. In addition to the continuation of the domestic marketing and consumer products program for MSB, SPI initiated an international licensing program during fiscal 1996 in conjunction with independent licensing agents in the United Kingdom, Italy, Germany and France. The series television rights have been licensed in all major international territories by Nelvana Ltd., Scholastic's international distributor. Warner Home Video successfully continued to release the episodes of the first two seasons domestically on video cassette. SPI co-produced its third, fourth and fifth in a series of MSB CD-ROM's with Microsoft Corporation on Oceans, Geology and Dinosaurs. All MSB CD-ROM's are in the top 20 best-selling titles for children.

     In October 1995, the SPI-produced Goosebumps(Registered) TV series premiered with a one-hour special on the Fox Children's Network ('FCN'). The first 13 episodes of Goosebumps aired this fiscal year and was rated the #1 children's series on television. The inaugural video cassette released by Fox Home Video in March 1996, the premiere one-hour prime time special, 'The Haunted Mask', was on the list of top-selling videos when initially released. An additional 17 episodes and four one hour specials have been ordered by FCN; two of the specials aired in fiscal 1996, with the balance to air during the 1996/1997 broadcast year. The success of the TV series has helped launch a very successful Goosebumps marketing and consumer products program. There are currently 45 Goosebumps licensees in the United States producing over 1,500 different products. In addition, during fiscal 1996, SPI was able to secure major domestic promotional campaigns with General Mills and Kraft. Major domestic consumer promotions planned for or occurring during fiscal 1997 include four divisions of PepsiCo (Taco Bell, Frito Lay, Pepsi and Pizza Hut), as well as the Hershey Corporation. Saban International, on behalf of FCN, is currently licensing Goosebumps TV rights internationally. During fiscal 1997, Goosebumps marketing and consumer products programs are launching internationally in Australia, New Zealand, the United Kingdom, Germany and Canada. The first Goosebumps CD-ROM was released by DreamWorks SKG, in conjunction with their partner Microsoft Corporation, in November 1996.

     Other Scholastic franchises in development for potential multimedia exploitation include Animorphs(Trademark), one of the Company's new children's book series. SPI also has a variety of original children's and family oriented projects in development as the basis of future programming opportunities.

     During fiscal 1996, SPI-produced properties, including The Magic School Bus and Goosebumps TV series episodes, as well as the feature films Indian in the Cupboard and The Baby-sitters Club, generated strong video cassette sales through Scholastic's Book Clubs. Book sales through non-traditional channels increased as a result of strong merchandising placement for the Company's franchises in retail accounts as well as promotional premium book opportunities working cooperatively with SPI's marketing group. These book revenues are included in domestic book publishing revenues.

     MEDIA

     In fiscal 1994, the Company created a technology and new media division. The mission of this division is threefold: (1) publish and sell educational software and multimedia products to schools and homes; (2) support other Scholastic divisions' technology efforts (including the creation and integration of technology components into the Instructional Publishing group's core-curriculum materials); and (3) explore and develop opportunities in telecommunications and interactive networks, including the Scholastic Network(Trademark), which is available to educators via America Online and the Internet, as well as Internet-based applications for delivery of Scholastic products and services.

     The Company has published educational computer software since 1982, which is sold to schools by sales representatives, catalog and other direct marketing methods and educational distributors serving the school market. The Company also sells consumer software through book clubs and, since 1991, has also sold software through a classroom software club modeled after its classroom book clubs. In fiscal 1997, the Company launched a second software club aimed at younger children. The Company acquires software for distribution in all of these channels through a combination of licensing, internal development, contracting with independent software developers and third-party distribution arrangements.

     In fiscal 1994 the Company launched, through a special arrangement with America Online, the Scholastic Network(Trademark), the first online service developed especially for educators and students. It offers compelling in-class experiences for the kindergarten through twelfth grade market and will be available on the Internet in fiscal 1997. Also in fiscal 1994, the Company initiated a corporate presence on the Internet with a home page on the World Wide Web. Scholastic.com provides users of the World Wide Web with an overview of the Company's activities, resource libraries for educators, an education store and special programming tied to Scholastic Network's content. In fiscal

1997, the Scholastic Network(Trademark) became part of Scholastic.com as a paid service.

     Scholastic increased its video presence with the acquisition in fiscal 1996 of Weston Woods Studios, Inc., a producer of award-winning videos of animated versions of children's books.

     Revenues from video and new media group in the aggregate have historically been less than 5% of the Company's revenues and profitability has been marginal. The Scholastic Network (Trademark) has generated a loss since its launch in fiscal 1994.

INTERNATIONAL (16% OF REVENUES)

     Scholastic conducts its international operations through six wholly-owned subsidiaries located in Canada, Australia, the United Kingdom, New Zealand, France and Mexico. The operations in France and Mexico are tests of school-based distribution in these countries, while the Company's other subsidiaries publish and distribute children's books, magazines, supplementary text products and educational software. In fiscal 1996, approximately 80% of international revenues were derived from the sale of children's books.

     The Company markets its products internationally in the same manner as in the United States and, therefore, markets primarily to schools through book clubs and book fairs. Although book clubs account for the largest share of international revenues, book fairs and the trade market have grown rapidly in recent years.

     Each subsidiary is responsible for its own editorial, production, sales and fulfillment operations. The Canadian subsidiary distributes a substantial percentage of United States originated Scholastic books, whereas the United Kingdom subsidiary distributes very few. Scholastic products that were originated in the United States account for approximately 40% of Australia's and New Zealand's lines of children's books.

     In fiscal 1996, the Company acquired School Book Fairs Ltd. ('School Book Fairs'), the United Kingdom subsidiary of Pages Inc. The Company is in the process of integrating School Book Fairs with its own school book fair business, Scholastic Book Fairs, to form a single operating unit, while continuing to market the two separate and competitive book fair brands.

     In fiscal 1994, the Company purchased the United Kingdom based Mary Glasgow Publications, a publisher of foreign language and English language reading magazines which are distributed throughout Europe and North America. Scholastic's domestic classroom magazine division distributes these foreign language magazines in the United States and Scholastic's Canadian subsidiary markets these in Canada.

     In November 1996, the Company entered into an agreement to acquire Red House Books Ltd., a United Kingdom company principally engaged in the sale of children's and family books through direct mail, school book clubs and party plans in the United Kingdom.


COMPETITION

     The domestic market for educational materials is highly competitive. Competition is based on the quality and range of educational materials made available, price, promotion and customer service. There are many competitors in the domestic educational materials market, including one other national school book club operator, two other national school book fair operators (together with smaller regional operators, including local bookstores), numerous other paperback book, textbook and supplementary text publishers, national publishers of classroom, professional and personal computer magazines with substantial circulation, producers of programming, and publishers of computer software. Competition may increase further to the extent that other entities enter the market and to the extent that current competitors or new competitors develop and introduce new educational materials that compete directly with the educational materials distributed by the Company.

     The Company also has numerous competitors in each of the foreign countries in which it conducts business.

EMPLOYEES

     As of May 31, 1996, Scholastic employed approximately 3,800 persons in full-time jobs and 650 in hourly or part-time jobs in the United States and approximately 1,000 persons in its international subsidiaries. The number of part-time employees fluctuates during the year because the Company's business is closely correlated with the school year. The Company believes that its relations with employees are good.

COPYRIGHT AND TRADEMARKS

     The name 'Scholastic' is a registered trademark in the United States and in countries where the Company has international subsidiaries. The Company has also registered in the United States the names of each of its major domestic book clubs, the titles of its major magazines and the names of all of its core-curriculum programs. The Company's international subsidiaries have also registered some names of their respective book clubs and magazines. Although individual book titles are not subject to trademark protection, the Company has registered the names of certain series, such as The Baby-sitters Club(Registered) and The Magic School Bus(Registered).

     All of the Company's publications, including books, magazines and software, are subject to copyright protection. Copyright and trademark infringement is vigorously defended by the Company and, as necessary, outside counsel may be retained to assist in such protection.

                            RECENT OPERATING RESULTS

     On December 10, 1996, the Company announced earnings for the second quarter ended November 30, 1996.

     The Company reported revenues of $342.2 million for the three months ended November 30, 1996, which was $47.6 million, or 16%, greater than the comparable quarter last year. Net income for the quarter was $38.5 million, an increase of $7.3 million, or 24%, over the comparable period last year. Fully diluted earnings per share increased to $2.21 in the second quarter from $1.81 last year, a 22% increase.

     Revenue for the six months ended November 30, 1996 totaled $500.8 million, which was $71.0 million, or 17%, greater than last year. Operating income increased 16%, to $46.4 million, over the prior year period. Net income increased 15%, to $24.5 million, or $1.47 per share on a fully diluted basis.

     Domestic book publishing, up $22.6 million over last year's second quarter, or 11%, was the largest contributor to the revenue growth in the quarter. The book fair channel had the largest growth rate, resulting from an increased number of fairs and increased revenues per fair. The Company successfully integrated the Trumpet book club, which was acquired in January 1996 and accounted for the increase in total book club sales in the second quarter. Trade sales remained constant from the prior year's strong second quarter performance, which had increased by 100% over the second quarter of fiscal 1995.

     Media, TV/Movie Productions and Licensing realized a 129% increase in revenue over last year's second quarter, primarily due to royalties from Goosebumps merchandise licensing. International operations had a strong quarter, with revenues increasing 27% over last year's second quarter, aided by growth in the United Kingdom, which benefitted from the Pages book fair acquisition in March 1996.

     Operating income grew faster than sales, due to significant increases in high margin merchandise license product royalties, combined with improved international and children's book publishing margins.

                                                                 THREE MONTHS ENDED       SIX MONTHS ENDED
                                                                    NOVEMBER 30,            NOVEMBER 30,
                                                                --------------------    --------------------
                                                                  1996        1995        1996        1995
                                                                --------    --------    --------    --------
                                                                  (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE
                                                                                   DATA)
Revenues
  Domestic
     Book publishing.........................................   $234,681    $212,096    $347,143    $310,071
     Magazine publishing.....................................     28,787      27,861      35,135      34,011
     Media, TV/Movie Productions and Licensing...............     20,995       9,149      28,843      11,476
  International..............................................     57,711      45,504      89,642      74,243

                                                                --------    --------    --------    --------
Total revenues...............................................    342,174     294,610     500,763     429,801
Costs and expenses...........................................    276,607     241,400     454,391     389,851
                                                                --------    --------    --------    --------
Operating income.............................................     65,567      53,210      46,372      39,950
Net interest expense.........................................      4,211       3,014       7,582       5,365
                                                                --------    --------    --------    --------
Earnings before taxes........................................     61,356      50,196      38,790      34,585
Tax provision................................................     22,886      19,074      14,311      13,255
                                                                --------    --------    --------    --------
                                                                --------    --------    --------    --------
Net income...................................................   $ 38,470    $ 31,122    $ 24,479    $ 21,330
Weighted average shares outstanding
  Primary....................................................     16,322      16,180      16,254      16,100
  Fully diluted..............................................     17,781      17,661      17,763      17,009
Net income per share
  Primary....................................................   $   2.36    $   1.92    $   1.51    $   1.32
  Fully diluted..............................................   $   2.21    $   1.81    $   1.47    $   1.31

                                USE OF PROCEEDS

     The Company expects to use the net proceeds of the sale of the Notes offered hereby principally to repay certain domestic bank indebtedness, bearing interest at current rates ranging from 5.875% to 7.25% (based on LIBOR + 0.375% or on a prime rate based formula), under loan agreements which expire on May 31, 2000, and for general corporate purposes.

                                 CAPITALIZATION

     The following table summarizes the capitalization of the Company at May 31, 1996 and August 31, 1996 and as adjusted to give effect to (i) the issuance of the Notes offered hereby and (ii) the application of the net proceeds from the sale of the Notes to repay certain indebtedness.

                                                                                                AUGUST 31, 1996
                                                                                            -----------------------
                                                                            MAY 31, 1996     ACTUAL     AS ADJUSTED
                                                                            ------------    --------    -----------
                                                                                                  (UNAUDITED)
                                                                                    (AMOUNTS IN THOUSANDS)
Current portion of long-term debt........................................     $    271      $    217     $     217
Long-term debt...........................................................      186,810       248,750       124,679
Shareholders' equity.....................................................      288,647       275,656       275,656
                                                                            ------------    --------    -----------
Total capitalization.....................................................     $475,728      $524,623     $ 400,552
                                                                            ------------    --------    -----------
                                                                            ------------    --------    -----------
Cash and cash equivalents................................................     $  4,300      $  1,095     $   1,095
                                                                            ------------    --------    -----------
                                                                            ------------    --------    -----------

                            SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with the 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the financial statements, notes thereto and other financial information included in the documents incorporated herein by reference. The selected financial data for each of the five years in the period ended May 31, 1996 are derived from consolidated financial statements of the Company which have been examined and reported upon by Ernst & Young LLP, independent auditors. See 'Experts'. The data presented for the three month periods ended August 31, 1996 and 1995 are derived from unaudited financial statements and include, in the opinion of management, all adjustments (consisting only of normal recurring accruals) necessary to present fairly the data for such periods. The results for the three month period ended August 31, 1996 are not necessarily indicative of the results to be expected for the full fiscal year. Scholastic's first quarter is traditionally a loss period due to significantly lower revenues from the Company's school-based book club, book fair and classroom magazine businesses, which operate at a substantially lower level during the summer months and incur a higher level of operating expenses as a percentage of revenue.

                                                THREE MONTHS ENDED
                                                    AUGUST 31,                                YEAR ENDED MAY 31,
                                     ----------------------------------------    --------------------------------------------
                                            1996                  1995             1996        1995        1994        1993

                                     ------------------    ------------------    --------    --------    --------    --------
                                                          (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
  Total revenues..................        $158,589              $135,191         $928,599    $749,891    $631,590    $552,277
  Cost of goods sold..............          93,735                75,541          466,030     355,968     297,069     265,675
  Selling, general and
    administrative expenses.......          80,561                70,388          367,376     316,263     271,354     231,736
  Other operating costs:
    Goodwill, Trademarks, and
      License amortization and
      depreciation................           3,488                 2,522           13,054      10,010       7,603       5,808
    Impairment of assets..........              --                    --           24,304(1)       --          --          --
    Other charges.................              --                    --               --          --          --          --
  Operating (loss) income.........         (19,194)              (13,260)          57,835      67,650      55,564      49,058
  Interest expense, net...........           3,371                 2,351           11,170       5,395       2,856       2,259
  Net (loss) income...............         (13,991)               (9,792)          31,897(3)   38,578      24,794(4)   28,104
  Net (loss) income per
    share--fully diluted..........          $(0.88)               $(0.62)           $1.97(3)    $2.37       $1.53(4)    $1.75
  Weighted average shares
    outstanding--fully diluted....          15,884                15,707           17,341      16,286      16,155      16,430
BALANCE SHEET DATA
  (END OF PERIOD):
  Working capital.................        $222,523              $196,052         $177,082    $136,775    $100,297    $ 62,997
  Total assets....................         742,340               622,153          673,166     505,864     390,040     263,191
  Long-term debt..................         248,750               174,530          186,810      91,518      39,605       3,261
  Stockholders' equity............         275,656               242,185          288,647     250,213     205,832     153,493

                                      1992
                                    --------

STATEMENT OF INCOME DATA:
  Total revenues..................  $489,345
  Cost of goods sold..............   236,032
  Selling, general and
    administrative expenses.......   203,903
  Other operating costs:
    Goodwill, Trademarks, and
      License amortization and
      depreciation................     6,134
    Impairment of assets..........        --
    Other charges.................    10,291(2)
  Operating (loss) income.........    32,985
  Interest expense, net...........    11,408
  Net (loss) income...............    12,953
  Net (loss) income per
    share--fully diluted..........     $1.05
  Weighted average shares
    outstanding--fully diluted....    13,329
BALANCE SHEET DATA

  (END OF PERIOD):
  Working capital.................  $ 64,513
  Total assets....................   226,043
  Long-term debt..................    23,387
  Stockholders' equity............   111,707

                                                        (Footnotes on next page)
                                      S-13

(Footnotes from previous page)

------------------
(1) Fiscal 1996 includes a non-cash charge relating to the impairment of certain assets of $24,304. A significant portion of this charge was determined in connection with the Company's early adoption of Statement of Financial Accounting Standards No. 121, which requires an evaluation of the realization of long-lived asset carrying values. This charge consists of the unamortized prepublication ($10,809) and inventory ($13,495) costs of the Company's K-2 math program, several older supplemental instructional publishing programs and other selected titles. The fully diluted impact of the charge is $0.88 per share.

(2) Fiscal 1992 includes a provision for nonrecurring relocation charges of $4,100 relating to the consolidation of the Company's New York staff and includes a provision for a nonrecurring charge of $6,191, relating to the restructuring of the Company's financial commitment for theatrical motion picture productions. The combined fully diluted impact of these provisions is $0.46 per share.

(3) Fiscal 1996 net income and net income per share-fully diluted excluding the $24,304 non-cash charge would have been $46,801 and $2.85, respectively.

(4) Fiscal 1994 includes a provision for a nonrecurring charge of $8,135 (net of tax) with a fully diluted impact of $0.51 per share relating to the cumulative effect of changes in accounting principles due to the adoption of financial accounting standards on postretirement benefits (other than pensions), postemployment benefits and income taxes. Also included is a $1,305 tax benefit to reflect the effect on net deferred income taxes resulting from the increase in the federal tax rate from 34% to 35%.

                              DESCRIPTION OF NOTES

     The following description of the particular terms of the Notes offered hereby (referred to in the accompanying Prospectus as the 'Senior Debt Securities') supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Senior Debt Securities set forth in the Prospectus, to which description reference is hereby made.

GENERAL

     The Notes will be issued as a single series under the Senior Indenture,
dated as of December   , 1996, between the Company and the Trustee which is more
fully described in the accompanying Prospectus under 'Description of Debt Securities'. The Notes are unsecured and unsubordinated obligations of the Company and will be limited to $125,000,000 aggregate principal amount. The
Notes will mature on                , 2003 and will not be redeemable prior to
maturity.

     The Notes will bear interest at the rate per annum set forth on the cover
page of this Prospectus Supplement from                , 1996, or from the most
recent date to which interest has been paid or provided for, payable
semi-annually on each                   and                   , commencing
                  , 1997, to the persons in whose name the Notes are registered
at the close of business on the preceding                   or
                  , as the case may be. The Notes are subject to defeasance and discharge and to defeasance of certain obligations as described in the Prospectus.

BOOK-ENTRY PROCEDURES

     The Notes will be issued in the form of one or more fully registered global Notes which will be deposited with, or on behalf of, The Depository Trust Company, as Depositary (the 'Depositary'), located in the Borough of Manhattan, The City of New York, and will be registered in the name of the Depositary or a nominee of the Depositary.

     Ownership of beneficial interest in a global Note will be limited to participants and to persons that may hold interests through institutions that have accounts with the Depositary ('participants'). Ownership of beneficial interests by participants in a global Note will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary for such global Note. Ownership of beneficial interests in such global Note by persons that hold through participants will be shown on, and the transfer of that ownership interest within each participant will be effected only through, records maintained by such participants.

     Payment of principal of and interest on and Notes represented by any such global Note will be made to the Depositary or its nominee, as the case may be, as the sole registered owner and the sole Holder of the Notes represented thereby for all purposes under the Indenture. None of the Company, the Trustee or any agent of the Company or the Trustee will have any responsibility or liability for any aspect of the Depositary's records relating to or payments made on account of beneficial ownership interests in a global Note representing any Notes or any other aspect of the relationship between the Depositary and its participants or the relationship between such participants and the owners of beneficial interests in a global Note owning through such participants or for maintaining, supervising or reviewing any of the Depositary's records relating to such beneficial ownership interests.

     The Company has been advised by the Depositary that upon receipt of any payment of principal of or interest on any such global Note, the Depositary will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global Note as shown on the records of the Depositary. The accounts to be credited shall be designated by the Underwriters. Payments by participants to owners of beneficial interests in a global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for customer accounts registered in 'street name', and will be the sole responsibility of such participants.

     No global Note may be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor of the Depositary or a nominee of such successor.

     A global Note representing Notes is exchangeable for definitive Notes in registered form, only if (x) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for such global Note or if at any time the Depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934 (the 'Exchange Act'), (y) the Company in its sole discretion determines that such global Note shall be exchangeable for definitive Notes in registered form and notifies the Trustee thereof or (z) an Event of Default with respect to the Notes represented by such global Note has occurred and is continuing. Any global Note that is exchangeable pursuant to the preceding sentence shall be exchangeable for definitive Notes issuable in authorized denominations in registered form, aggregating a like amount. Such definitive Notes shall be registered in the names of the owners of the owners of the beneficial interests in such global Note as the Depositary shall direct.

     Except as provided above, owners of beneficial interests in such a global Note will not be entitled to receive physical delivery of Notes in definitive form and will not be considered the Holders thereof for any purpose under the Indenture, and no global Note representing Notes shall be exchangeable. Accordingly, each person owning a beneficial interest in such a global Note must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture or such global Note. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global Note.


     The Company understands that under existing industry practices, in the event that the Company requests any action of Holders or that an owner of a beneficial interest in such a global Note desires to give or take any action which a Holder is entitled to give or take under the Indenture, the Depositary would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     The Depositary has advised the Company that the Depositary is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a 'clearing corporation' within the meaning of the New York Uniform Commercial Code, and a 'clearing agency' registered under the Exchange Act. The Depositary was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations, and certain other organizations some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     Settlement for the Notes will be made in immediately available funds. The Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and therefore the Depositary will require secondary trading activity in the Notes to be settled in immediately available funds.

REGARDING THE TRUSTEE

     Citibank, N.A. will be the trustee under the Senior Indenture and is a party to existing credit agreements with the Company and certain of its subsidiaries. Citibank, N.A. also maintains other banking arrangements with the Company and its subsidiaries in the ordinary course of business.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement and the Pricing Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

                                                                    PRINCIPAL
                                                                     AMOUNT
             UNDERWRITER                                            OF NOTES
                                                                    ---------

Goldman, Sachs & Co..............................................   $
Citicorp Securities, Inc.........................................
Alex. Brown & Sons Incorporated..................................
                                                                    ---------
                                                                    $

     Under the terms and conditions of the Underwriting Agreement and the Pricing Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

     The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price
less a concession of     % of the principal amount of the Notes. The
Underwriters may allow, and such dealers may reallow, a concession not to exceed
    % of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     An affiliate of Citicorp Securities, Inc. from time to time conducts banking transactions with the Company and its subsidiaries in the normal course of business, and such affiliate is a party to certain of the Company's existing credit agreements. An amount that may exceed 10% of the net proceeds from the sale of the Notes will be used to repay the indebtedness under such credit agreements. Accordingly, this offering is being conducted in conformity with Rules 2710(8) and 2720(c)(3) of the Conduct Rules of the National Association of Securities Dealers, Inc.

                 [This page intentionally left blank]

                                  $175,000,000

                             SCHOLASTIC CORPORATION

               DEBT SECURITIES, PREFERRED STOCK AND COMMON STOCK

                            ------------------------

     Scholastic Corporation (the 'Company') may from time to time offer, together or separately, (1) its debt securities (the 'Debt Securities'), which may be either senior debt securities (the 'Senior Debt Securities') or subordinated debt securities (the 'Subordinated Debt Securities'), (2) shares of its preferred stock, par value $1 per share, in one or more series (the 'Preferred Stock') and (3) shares of its common stock, par value $.01 per share (the 'Common Stock'). The Debt Securities, the Preferred Stock and the Common Stock are collectively referred to herein as the 'Securities'.

     The Securities offered pursuant to this Prospectus may be issued in one or more series or issuance and will be limited to $175,000,000 aggregate public offering price (or its equivalent (based on the applicable exchange rate at the time of sale) in one or more foreign currencies, currency units or composite currencies as shall be designated by the Company). Certain specific terms of the particular Securities in respect of which this Prospectus is being delivered are set forth in the accompanying Prospectus Supplement (the 'Prospectus Supplement'), including, where applicable, in the case of Debt Securities, the specific title, aggregate principal amount, the denomination, whether such Debt Securities are secured or unsecured obligations, maturity, premium, if any, the interest rate (which may be fixed, floating or adjustable), the time and method of calculating payment of interest, if any, the place or places where principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, the currency in which principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, any terms of redemption at the option of the Company or the holder, any sinking fund provisions, terms for any conversion or exchange into other Securities, the initial public offering price and other special terms, and, in the case of Preferred Stock, the specific title, the aggregate amount, any dividend (including the method of calculating payment of dividends), liquidation, redemption, voting and other rights, any terms for any conversion or exchange into other Securities, the initial pubic offering price and other special terms. If so specified in the applicable Prospectus Supplement, Debt Securities of a series may be issued in whole or in part in the form of one or more temporary or permanent global securities. The Company's Common Stock is listed on the Nasdaq National Market System under the symbol 'SCHL'. Any Common Stock sold pursuant to a Prospectus Supplement will be listed on such exchange, subject to official notice of issuance.

     Unless otherwise specified in a Prospectus Supplement, the Senior Debt

Securities, when issued, will be unsecured and will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The Subordinated Debt Securities, when issued, will be subordinated in right of payment to all Senior Debt (as defined herein) of the Company, including any outstanding Senior Debt Securities. See 'Description of Debt Securities--Subordination of Subordinated Debt Securities'.

     The Prospectus Supplement may contain information concerning U.S. federal income tax considerations, if applicable to the Securities offered.

     The Securities may be sold directly, through agents, underwriters or dealers as designated from time to time, or through a combination of such methods. See 'Plan of Distribution'. If agents of the Company or any dealers or underwriters are involved in the sale of the Securities in respect of which this Prospectus is being delivered, the names of such agents, dealers or underwriters and any applicable commissions or discounts, if any, are set forth in or may be calculated from the Prospectus Supplement with respect to such Securities.

     This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
       PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

                THE DATE OF THIS PROSPECTUS IS DECEMBER 11, 1996

                             AVAILABLE INFORMATION

     The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), and in accordance therewith files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the 'Commission'). Such reports, proxy statements and other information can be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's regional offices in Chicago (Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661) and in New York (7 World Trade Center, 13th Floor, New York, New York 10048). Copies of such materials can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically. The address of the website is http://www.sec.gov. The Common Stock is listed on the Nasdaq National Market System ('Nasdaq'), and these records and other information can also be inspected at the reading room of the library of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., 2nd Floor, Washington, D.C. 20006.


     The Company has filed with the Commission a registration statement on Form S-3 (the 'Registration Statement') under the Securities Act of 1933, as amended (the 'Securities Act'). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company hereby incorporates by reference into this Prospectus the following documents or information filed with the Commission:

          (a) the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1996 (the 'Form 10-K');

          (b) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 1996 (the 'Form 10-Q');

          (c) the Company's Current Report on Form 8-K filed June 24, 1996 (the 'Form 8-K'); and

          (d) all documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this Prospectus and prior to the termination of the offering made hereby.

     Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Prospectus to the extent that a subsequent statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the information incorporated herein by reference other than exhibits to such information (unless such exhibits are specifically incorporated by reference into such information). Requests should be made to the Investor Relations Department of the Company at 555 Broadway, New York, New York 10012 (telephone 212-343-6100).

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS, IF ANY, MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE SECURITIES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                  THE COMPANY

     The Company (including, for the purposes of this Section only, the Company's direct and indirect subsidiaries) is one of the leading publishers and distributors of children's books, classroom and professional magazines and other educational materials, with operations in the United States, Canada, the United Kingdom, Australia, New Zealand, France and Mexico. The Company distributes most of its products directly to children and teachers in elementary and secondary schools. During its seventy-six years of serving schools, the Company has developed strong name recognition associated with quality and dedication to learning and has achieved a leading market position in the school-based distribution of children's books and magazines.

     The Company's domestic book publishing business consists primarily of the publication and distribution of children's books in paperback editions through school book clubs, school book fairs, trade distribution in retail stores and classroom and library sales. Based on its market research, competitive intelligence and information obtained through the conduct of its business, the Company believes that it operates the largest school book club program and the largest school book fair business in the United States. In fiscal 1996, the Company sold in excess of 200 million children's books in the United States. The Company's book publishing operations also include the publication of supplementary texts for classroom use as well as professional books and other materials sold to classroom teachers. Additionally, the Company has entered the market for core-curriculum materials and has been investing in this area as a source of future growth in sales and profits.

     The Company's domestic magazine publishing business consists primarily of the publication of classroom magazines distributed to children in school, professional magazines directed to teachers and other education professionals and consumer magazines. In fiscal 1996, the United States circulation of the Company's classroom magazines was 7.1 million. The Company's other domestic operations include the distribution of educational computer software, the production and distribution of child and family-oriented video and television programming and the merchandising and licensing of book properties.

     Most of the Company's domestic revenues are generated by targeted direct mail programs to schools and by telephone sales representatives. Additionally, the Company has a school sales force of full-time and part-time representatives calling on schools to sell its supplementary texts, educational software and library book programs as well as its newly developed core-curriculum materials. For trade distribution, the Company has a retail sales force calling on bookstores and other retail outlets that include the sale of children's books.

     The Company's international business consists of six operating subsidiaries, four of which publish and distribute children's books, magazines, supplementary text products, and educational software and two of which serve primarily as distributors of children's books published by the Company as well as outside publishers. For the fiscal year ended May 31, 1996, approximately 80% of international revenues were derived from the sale of children's books.

     Scholastic Corporation was incorporated under the laws of the State of Delaware in 1986. The Company (including its predecessors) was originally established as a publishing company in 1920 by Maurice R. Robinson and was a public company (with its common stock traded on Nasdaq) from 1969 until 1987. The Company became a public company again in 1992. The Company's principal executive offices are located at 555 Broadway, New York, New York 10012, and its telephone number is (212) 343-6100.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges for the Company and its consolidated subsidiaries for the periods indicated. The ratio of earnings to fixed charges represents the number of times that fixed charges were covered by earnings. In computing the ratio, earnings represent pretax income or (loss) (excluding cumulative effect of accounting changes) plus fixed charges (excluding capitalized interest). Fixed charges consist of interest expense (including capitalized interest), a portion of rental expense which is considered representative of the interest factor, and amortization of debt discount and expense. This table will be updated in any Prospectus Supplements to the extent required.

                                                    THREE
                                                    MONTHS
                                                    ENDED                  FISCAL YEAR ENDED MAY 31,
                                                  AUGUST 31,      --------------------------------------------
                                                     1996         1996      1995      1994      1993      1992
                                                  ----------      ----      ----      ----      ----      ----
Ratio of earnings to fixed charges.............       (a)         3.54(b)   6.26      7.74      8.05      2.39(c)

------------------
(a) Earnings did not cover fixed charges by $22.6 million for the three months ended August 31, 1996. The Company's first fiscal quarter historically produces an operating loss due to higher expenses without accompanying revenues during the summer months.
(b) Includes a non-recurring charge of $24.3 million pretax relating to the impairment of certain assets. Excluding this charge, the ratio of earnings to fixed charges would have been 4.86.
(c) Includes a provision for non-recurring charges of $10.3 million pretax related to the relocation of the New York staff and the restructuring of the Company's financial commitment for theatrical motion picture productions. Excluding these charges, the ratio of earnings to fixed charges would have been 3.05.

                                USE OF PROCEEDS

     Except as may otherwise be set forth in the applicable Prospectus Supplement, the net proceeds from the sale of the Securities will be added to the Company's general funds and used for general corporate purposes, which may include the repayment of indebtedness, capital expenditures and possible acquisitions.


                         DESCRIPTION OF DEBT SECURITIES

     The Senior Debt Securities are to be issued under an Indenture (the 'Senior Indenture'), between the Company, as issuer, and Citibank, N.A., as Trustee (the 'Trustee'). The Subordinated Debt Securities are to be issued under a separate Indenture (the 'Subordinated Indenture'), also between the Company, as issuer, and Citibank, N.A., as Trustee. The Senior Indenture and Subordinated Indenture are sometimes referred to collectively as the 'Indentures'. A copy of the form of each Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Debt Securities may be issued from time to time in one or more series. The particular terms of each series, or of Debt Securities forming a part of a series, which are offered by a Prospectus Supplement will be described in such Prospectus Supplement.

     The following summaries of certain provisions of the Indentures do not purport to be complete and are subject, and are qualified in their entirety by reference, to all the provisions of the Indentures, including the definitions therein of certain terms, and, with respect to any particular Debt Securities, to the description of the terms thereof included in the Prospectus Supplement relating thereto. Wherever particular Sections or defined terms of the Indentures are referred to herein or in a Prospectus Supplement, such Sections or defined terms are incorporated by reference herein or therein, as the case may be.

GENERAL

     The Indentures will provide that Debt Securities in separate series may be issued thereunder from time to time without limitation as to aggregate principal amount. The Company may specify a maximum aggregate principal amount for the Debt Securities of any series. (Section 301) The Debt Securities are to have such terms and provisions which are not inconsistent with the Indentures, including as to maturity, principal and interest, as the Company may determine. Unless otherwise specified in the applicable Prospectus Supplement, the Senior Debt Securities when issued will be unsecured and unsubordinated obligations of the Company and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company. The Subordinated Debt Securities when issued will be subordinated in right of payment to the prior payment in full of all Senior Debt of the Company, including any outstanding Senior Debt Securities, as described under 'Subordination of Subordinated Debt Securities' and in the applicable Prospectus Supplement.

     The applicable Prospectus Supplement will set forth whether the Debt Securities offered shall be Senior Debt Securities or Subordinated Debt Securities, the price or prices at which the Debt Securities to be offered will be issued and will describe the following terms of such Debt Securities: (1) the title of such Debt Securities; (2) any limit on the aggregate principal amount of such Debt Securities or the series of which they are a part; (3) the Person to whom any interest on a Debt Security of the series shall be payable, if other than the Person in whose name that Debt Security (or one or more predecessor Debt Securities) is registered at the close of business on the Regular Record Date for such interest; (4) the date or dates on which the principal of any of such Debt Securities will be payable; (5) the rate or rates at which any of such Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable and the Regular Record Date for any such interest payable on any Interest Payment Date; (6) the place or places where the principal of and any premium and interest on any of such Debt Securities will be payable; (7) the period or periods within which, the price or prices at which and the terms and conditions on which any of such Debt Securities may be redeemed, in whole or in part, at the option of the Company; (8) the obligation, if any, of the Company to redeem or purchase any of such Debt Securities pursuant to any sinking fund or analogous provision or at the option of the Holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions on which any of such Debt Securities will be redeemed or purchased, in whole or in part, pursuant to any such obligation; (9) the denominations in which any of such Debt Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof; (10) if the amount of principal of or any premium or interest on any of such Debt Securities may be determined with reference to an index or pursuant to a formula, the manner in which such amounts will be determined; (11) if other than the currency of the United States of America, the currency, currencies or currency units in which the principal of or any premium or interest on any of such Debt Securities will be payable (and the manner in which the equivalent of the principal amount thereof in the currency of the United States of America is to be determined for any purpose, including for the purpose of determining the principal amount deemed to be Outstanding at any time); (12) if the principal of or any premium or interest on any of such Debt Securities is to be payable, at the election of the Company or the Holder thereof, in one or more currencies or currency units other than those in which such Debt Securities are stated to be payable, the currency, currencies or currency units in which payment of any such amount as to which such election is made will be payable, the periods within which and the terms and conditions upon which such election is to be made and the amount so payable (or the manner in which such amount is to be determined); (13) if other than the entire principal amount thereof, the portion of the principal amount of any of such Debt Securities which will be payable upon declaration of acceleration of the Maturity thereof; (14) if the principal amount payable at the Stated Maturity of any of such Debt Securities will not be determinable as of any one or more dates prior to the Stated Maturity, the amount which will be deemed to be such principal amount as of any such date for any purpose, including the principal amount thereof which will be due and payable upon any Maturity other than the Stated Maturity or which will be deemed to be Outstanding as of any such date (or, in any such case, the manner in which such deemed principal amount is to be determined); (15) if applicable, that such Debt Securities, in whole or any specified part, are defeasible pursuant to the provisions of the Indentures described under 'Defeasance and Covenant

Defeasance--Defeasance and Discharge' or 'Defeasance and Covenant Defeasance--Defeasance of Certain Covenants,' or under both such captions; (16) if applicable, the terms of any right to convert Debt Securities into shares of Common Stock of the Company or other securities or property; (17) whether any of such Debt Securities will be issuable in whole or in part in the form of one or more Global Securities and, if so, the respective Depositaries for such Global Securities, the form of any legend or legends to be borne by any such Global

Security in addition to or in lieu of the legends referred to under 'Form, Exchange and Transfer' or 'Global Securities' and, if different from those described under such captions, any circumstances under which any such Global Security may be exchanged in whole or in part for Securities registered, and any transfer of such Global Security in whole or in part may be registered, in the names of Persons other than the Depositary for such Global Security or its nominee; (18) any addition to or change in the Events of Default applicable to any of such Debt Securities and any change in the right of the Trustee or the Holders to declare the principal amount of any of such Debt Securities due and payable; (19) any addition to or change in the covenants in the Indentures described under 'Restrictive Covenants' applicable to any of such Securities; and (20) any other terms of such Debt Securities not inconsistent with the provisions of the relevant Indenture. (Section 301)

     Debt Securities, including Original Issue Discount Securities, may be sold at a substantial discount below their principal amount. Certain special United States federal income tax considerations (if any) applicable to Debt Securities sold at an original issue discount will be described in the applicable Prospectus Supplement under 'United States Taxation'. In addition, certain special United States federal income tax or other considerations (if any) applicable to any Debt Securities which are denominated in a currency or currency unit other than United States dollars will be described in the applicable Prospectus Supplement.

CONVERSION RIGHTS

     The terms on which Debt Securities of any series are convertible into Common Stock or other securities or property will be set forth in the Prospectus Supplement relating thereto. Such terms shall include provisions as to whether conversion is mandatory or at the option of the holder and may include provisions pursuant to which the number of shares of Common Stock or other securities or property to be received by the Holders of Debt Securities upon conversion would be calculated according to the market price of Common Stock or other securities or property as of a time stated in the applicable Prospectus Supplement. (Article Fourteen)

SUBORDINATION OF SUBORDINATED DEBT SECURITIES

     Unless otherwise indicated in the Prospectus Supplement, the following provisions will apply to the Subordinated Debt Securities.

     The Subordinated Debt Securities will, to the extent set forth in the Subordinated Indenture, be subordinate in right of payment to the prior payment in full of all Senior Debt, including the Senior Debt Securities. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceeding of the Company, the holders of Senior Debt will first be entitled to receive payment in full of all amounts due thereon or to be due thereon, if any, on such Senior Debt before the Holders of the Subordinated Debt Securities will be entitled to receive or retain any payment in respect of the principal of (and premium, if any) or interest, if any, on the Subordinated Debt Securities. (Section 1502)


     By reason of such subordination, in the event of liquidation or insolvency, creditors of the Company who are not holders of Senior Debt or Holders of Subordinated Debt Securities may recover less, ratably, than holders of Senior Debt and may recover more, ratably, than the Holders of the Subordinated Debt Securities.

     In the event of the acceleration of the maturity of any Subordinated Debt Securities, the holders of all Senior Debt outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due thereon before the Holders of the Subordinated Debt Securities will be entitled to receive any payment upon the principal of (or premium, if any) or interest, if any, on the Subordinated Debt Securities. (Section 1503)

     No payments on account of principal (or premium, if any) or interest, if any, in respect of the Subordinated Debt Securities may be made if there shall have occurred and be continuing a default in any payment with respect to Senior Debt, or an event of default with respect to any Senior Debt resulting in the acceleration of the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default. (Section 1504) For purposes of the subordination provisions, the payment, issuance and delivery of cash, property or securities (other than stock and certain subordinated securities of the Company) upon conversion of a Subordinated Debt Security will be deemed to constitute payment on account of the principal of such Subordinated Debt Security.

     'Senior Debt' means the principal of (and premium, if any) and interest, if any, (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company to the extent that such claim for post-petition interest is allowed in such proceeding) on Debt (as defined below), including all fees and other amounts payable in connection with such indebtedness, any obligations of the Company in respect of overdrafts, foreign exchange contracts and currency exchange agreements, letters of credit, bankers' acceptances, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments and all amendments, renewals, extensions, modifications and refundings of any such indebtedness or obligation, whether incurred on or prior to the date of the Subordinated Indenture or thereafter incurred, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the Subordinated Debt Securities or to other Debt which is pari passu with, or subordinated to, the Subordinated Debt Securities; provided, however, that Senior Debt shall not be deemed to include the Subordinated Debt Securities.

     'Debt' means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such

Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business), (v) the maximum fixed redemption or repurchase price of redeemable stock of such Person at the time of determination, (vi) every obligation to pay rent or other payment amounts of such Person with respect to any Sale and Lease-Back Transaction (as defined under 'Restrictive Covenants--Limitations on Sale and Lease-Back Transactions') to which Person is a party and (vii) every obligation of the type referred to in the foregoing clauses (i) through (vi) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise.

     The Subordinated Indenture does not limit or prohibit the incurrence of additional Senior Debt, which may include indebtedness that is senior to the Subordinated Debt Securities, but subordinate to other obligations of the Company. The Senior Debt Securities, when issued, will constitute Senior Debt.

     The Prospectus Supplement may further describe the provisions, if any, applicable to the subordination of the Subordinated Debt Securities of a particular series.

FORM, EXCHANGE AND TRANSFER

     The Debt Securities of each series will be issuable only in fully registered form, without coupons, and, unless otherwise specified in the applicable Prospectus Supplement, only in denominations of $1,000 and integral multiples thereof. (Section 302)

     At the option of the Holder, subject to the terms of the Indentures and the limitations applicable to Global Securities, Debt Securities of each series will be exchangeable for other Debt Securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount. (Section 305)

     Subject to the terms of the Indentures and the limitations applicable to Global Securities, Debt Securities may be presented for exchange as provided above or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed) at the office of the Security Registrar or at the office of any transfer agent designated by the Company for such purpose. No service charge will be made for any registration of transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Company has appointed the Trustee as Security Registrar. Any transfer agent (in addition to the Security Registrar) initially designated by the Company for any Debt Securities will be named in the applicable Prospectus Supplement. (Section 305) The Company may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that the Company will be required to maintain a transfer agent in each Place of Payment for the Debt Securities of each series. (Section 1002)

     If the Debt Securities of any series (or of any series and specified terms) are to be redeemed in part, the Company will not be required to (i) issue, register the transfer of or exchange any Debt Security of that series (or of that series and specified terms, as the case may be) during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such Debt Security that may be selected for redemption and ending at the close of business on the day of such mailing or (ii) register the transfer of or exchange any Debt Security so selected for redemption, in whole or in part, except the unredeemed portion of any such Debt Security being redeemed in part. (Section 305)

GLOBAL SECURITIES

     Some or all of the Debt Securities of any series may be represented, in whole or in part, by one or more global securities which will have an aggregate principal amount equal to that of the Debt Securities represented thereby (a 'Global Security'). Each Global Security will be registered in the name of a depositary (the 'Depositary') or a nominee thereof identified in the applicable Prospectus Supplement, will be deposited with such Depositary or nominee or a custodian therefor and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the Indentures.

     Notwithstanding any provision of the Indentures or any Debt Security described herein, no Global Security may be exchanged in whole or in part for Debt Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any Person other than the Depositary for such Global Security or any nominee of such Depositary unless (i) the Depositary has notified the Company that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be qualified to act as such as required by the Indentures, (ii) there shall have occurred and be continuing an Event of Default with respect to the Debt Securities represented by such Global Security or (iii) there shall exist such circumstances, if any, in addition to or in lieu of those described above as may be described in the applicable Prospectus Supplement. All securities issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depositary may direct. (Sections 204 and 305)

     As long as the Depositary, or its nominee, is the registered Holder of a Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner and Holder of such Global Security and the Debt Securities represented thereby for all purposes under the Debt Securities and the Indentures. Except in the limited circumstances referred to above, owners of beneficial interests in a Global Security will not be entitled to have such Global Security or any Debt Securities represented thereby registered in their names, will not receive or be entitled to receive physical delivery of certificated Debt Securities in exchange therefor and will not be considered to be the owners or Holders of such Global Security or any Debt Securities represented thereby for any purpose under the Debt Securities or the Indentures. All payments of principal of and any premium and interest on a Global Security will be made to the Depositary or its nominee, as the case may be, as the Holder thereof. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interests in a Global Security.

     Ownership of beneficial interests in a Global Security will be limited to institutions that have accounts with the Depositary or its nominee ('participants') and to persons that may hold beneficial interests through participants. In connection with the issuance of any Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of Debt Securities represented by the Global Security to the accounts of its participants. Ownership of beneficial interests in a Global Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants' interests) or any such participant (with respect to interests of persons held by such participants on their behalf). Payments, transfers, exchanges and others matters relating to beneficial interests in a Global Security may be subject to various policies and procedures adopted by the Depositary from time to time. None of the Company, the Trustee or any agent of the Company or the Trustee will have any responsibility or liability for any aspect of the Depositary's or any participant's records relating to, or for payments made on account of, beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

PAYMENT AND PAYING AGENTS

     Unless otherwise indicated in the applicable Prospectus Supplement, payment of interest on a Debt Security on any Interest Payment Date will be made to the Person in whose name such Debt Security (or one or more Predecessor Debt Securities) is registered at the close of business on the Regular Record Date for such interest. (Section 307)

     Unless otherwise indicated in the applicable Prospectus Supplement, principal of and any premium and interest on the Debt Securities of a particular series will be payable at the office of such Paying Agent or Paying Agents as the Company may designate for such purpose from time to time, except that at the option of the Company payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address appears in the Security Register. Unless otherwise indicated in the applicable Prospectus Supplement, the corporate trust office of the Trustee in The City of New York will be designated as the Company's sole Paying Agent for payments with respect to Debt Securities of each series. Any other Paying Agents initially designated by the Company for the Debt Securities of a particular series will be named in the applicable Prospectus Supplement. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that the Company will be required to maintain a Paying Agent in each Place of Payment for the Debt Securities of a particular series. (Section 1002)

     All moneys paid by the Company to a Paying Agent for the payment of the principal of or any premium or interest on any Debt Security which remain unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to the Company, and the Holder of such Debt Security thereafter may look only to the Company for payment thereof. (Section 1003)

RESTRICTIVE COVENANTS

     Unless otherwise indicated in the applicable Prospectus Supplement, the following provisions will apply to the Senior Debt Securities.

  Limitations on Liens

     The Senior Indenture will provide that the Company will not issue, incur, create, assume or guarantee, and will not permit any Restricted Subsidiary (as defined below) to issue, incur, create, assume or guarantee, any debt for borrowed money secured by a mortgage, security interest, pledge, lien, charge or other encumbrance ('mortgages') upon any Principal Property (as defined below) of the Company or any Restricted Subsidiary or upon any shares of stock or indebtedness of any Restricted Subsidiary (whether such Principal Property, shares or indebtedness are now existing or owned or hereafter created or acquired) without in any such case effectively providing concurrently with the issuance, incurrence, creation, assumption or guarantee of any such secured debt, or the grant of a mortgage with respect to any such indebtedness, that the Senior Debt Securities (together with, if the Company shall so determine, any other indebtedness of or guarantee by the Company or such Restricted Subsidiary ranking equally with the Senior Debt Securities) shall be secured equally and ratably with (or, at the option of the Company, prior to) such secured debt. The foregoing restriction, however, will not apply to: (a) mortgages on property existing at the time of acquisition thereof by the Company or any Subsidiary, provided that such mortgages were in existence prior to the contemplation of such acquisition; (b) mortgages on property, shares of stock or indebtedness or other assets of any corporation existing at the time such corporation becomes a Restricted Subsidiary, provided that such mortgages are not incurred in anticipation of such corporation becoming a Restricted Subsidiary; (c) mortgages on property, shares of stock or indebtedness existing at the time of acquisition thereof by the Company or a Restricted Subsidiary or mortgages thereon to secure the payment of all or any part of the purchase price thereof, or mortgages on property, shares of stock or indebtedness to secure any indebtedness for borrowed money incurred prior to, at the time of, or within 270 days after, the latest of the acquisition thereof, or, in the case of property, the completion of construction, the completion of improvements, or the commencement of substantial commercial operation of such property for the purpose of financing all or any part of the purchase price thereof, such construction, or the making of such improvements; (d) mortgages to secure indebtedness owing to the Company or to a Restricted Subsidiary; (e) mortgages existing at the date of the Senior Indenture; (f) mortgages on property of a corporation existing at the time such corporation is merged into or consolidated with the Company or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of a corporation as an entirety or substantially as an entirety to the Company or a Restricted Subsidiary, provided that such mortgage was not incurred in anticipation of such merger or consolidation or sale, lease or other disposition; (g) mortgages in favor of the United States or any State, territory or possession thereof (or the District of Columbia), or any department, agency, instrumentality or political subdivision of the United States or any State, territory or possession thereof (or the District of Columbia), to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of constructing or improving the property subject to such mortgages; (h) mortgages created in connection with the acquisition of assets or a project financed with, and created to secure, a Nonrecourse Obligation (as defined below); and (i) extensions, renewals, refinancings or replacements of any mortgage referred to in the foregoing clauses (a), (b), (c), (d), (e), (f), (g), and (h) provided, however, that any mortgages permitted by any of the foregoing clauses (a), (b), (c), (d), (e),
(f), (g), and (h) shall not extend to or cover any property of the Company or such Restricted Subsidiary, as the case may be, other than the property, if any, specified in such clauses and improvements thereto, and provided further that any refinancing or replacement of any mortgages permitted by the foregoing clauses (g) and (h) shall be of the type referred to in such clauses (g) or (h), as the case may be.

     Notwithstanding the restrictions described in the preceding paragraph, the Company or any Restricted Subsidiary will be permitted to issue, incur, create, assume or guarantee debt secured by a mortgage which would otherwise be subject to such restrictions, without equally and ratably securing the Senior Debt Securities, provided that after giving effect thereto, the aggregate amount of all debt so secured by mortgages (not including mortgages permitted under clauses (a) through (i) above) does not exceed 15% of the Consolidated Net Tangible Assets (as defined below) of the Company as most recently determined on or prior to such date.

  Limitations on Sale and Lease-Back Transactions

     The Senior Indenture will provide that the Company will not, nor will it permit any Restricted Subsidiary to, enter into any Sale and Lease-Back Transaction (as defined below) with respect to any Principal Property, other than any such transaction involving a lease for a term of not more than three years or any such transaction between the Company and a Restricted Subsidiary or between Restricted Subsidiaries, unless (a) the Company or such Restricted Subsidiary would be entitled to incur indebtedness secured by a mortgage on the Principal Property involved in such transaction at least equal in amount to the Attributable Debt (as defined below) with respect to such Sale and Lease-Back Transaction, without equally and ratably securing the Senior Debt Securities, pursuant to the limitation on liens in the Senior Indenture; or (b) the Company shall apply an amount equal to the greater of the net proceeds of such sale or the Attributable Debt with respect to such Sale and Lease-Back Transaction within 180 days of such sale to either (or a combination of) the retirement (other than any mandatory retirement, mandatory prepayment or sinking fund payment or by payment at maturity) of debt for borrowed money of the Company or a Restricted Subsidiary that matures more than 12 months after the creation of such indebtedness or the purchase, construction or development of other comparable property.


  Certain Definitions Applicable to Covenants

     The term 'Attributable Debt' when used in connection with a Sale and Lease-Back Transaction involving a Principal Property shall mean, at the time of determination, the lesser of: (a) the fair value of such property (as determined in good faith by the Board of Directors of the Company); or (b) the present value of the total net amount of rent required to be paid under such lease during the remaining term thereof (including any renewal term or period for which such lease has been extended), discounted at the rate of interest set forth or implicit in the terms of such lease or, if not practicable to determine such rate, the weighted average interest rate per annum (in the case of Original Issue Discount Securities, the imputed interest rate) borne by the Senior Debt Securities of each series outstanding pursuant to the Indenture compounded semi-annually. For purposes of the foregoing definition, rent shall not include amounts required to be paid by the lessee, whether or not designated as rent or additional rent, on account of or contingent upon maintenance and repairs, insurance, taxes, assessments, water rates and similar charges. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall be the lesser of the net amount determined assuming termination upon the first date such lease may be terminated (in which case the net amount shall also include the amount of the penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated) and the net amount determined assuming no such termination.

     The term 'Consolidated Net Tangible Assets' shall mean, as of any particular time, total assets (excluding applicable reserves and other properly deductible items) less: (a) total current liabilities, except for (1) notes and loans payable, (2) current maturities of long-term debt and (3) current maturities of obligations under capital leases; and (b) goodwill, patents and trademarks, to the extent included in total assets; all as set forth on the most recent consolidated balance sheet of the Company and its Restricted Subsidiaries and computed in accordance with generally accepted accounting principles.

     The term 'Nonrecourse Obligation' means indebtedness or other obligations substantially related to (i) the acquisition of assets not previously owned by the Company or any Restricted Subsidiary or (ii) the financing of a project involving the development or expansion of properties of the Company or any Restricted Subsidiary, as to which the obligee with respect to such indebtedness or obligation has no recourse to the Company or any Restricted Subsidiary or any assets of the Company or any Restricted Subsidiary other than the assets which were acquired with the proceeds of such transaction or the project financed with the proceeds of such transaction (and the proceeds thereof).

     The term 'Principal Property' shall mean the land, land improvements, buildings and fixtures (to the extent they constitute real property interests, including any leasehold interest therein) constituting the principal corporate office, any manufacturing facility or any distribution center (whether now owned or hereafter acquired) which: (a) is owned by the Company or any Subsidiary; (b) is located within any of the present 50 states of the United States (or the District of Columbia); (c) has not been determined in good faith by the Board of Directors of the Company not to be materially important to the total business conducted by the Company and its Subsidiaries taken as a whole; and (d) has a market value on the date as of which the determination is being made in excess of 2.0% of Consolidated Net Tangible Assets of the Company as most recently determined on or prior to such date.

     The term 'Restricted Subsidiary' shall mean any Subsidiary that owns any Principal Property.

     The term 'Sale and Lease-Back Transaction' shall mean any arrangement with any person providing for the leasing by the Company or any Restricted Subsidiary of any Principal Property which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such person.

     The term 'Subsidiary' shall mean any corporation of which at least a majority of the outstanding voting stock having the power to elect a majority of the board of directors of such corporation is at the time owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries. For the purposes of this definition, 'voting stock' means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Indentures will provide that the Company may not consolidate with or merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, any Person (a 'successor Person'), and may not permit any Person to merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, the Company, unless (i) the successor Person (if any) is a corporation, partnership, trust or other entity organized and validly existing under the laws of any domestic jurisdiction and assumes the Company's obligations on the Debt Securities and under the Indentures, (ii) immediately after giving effect to the transaction, and treating any indebtedness which becomes an obligation of the Company or any Subsidiary as a result of the transaction as having been incurred by it at the time of the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, (iii) if, as a result of the transaction, property of the Company would become subject to a Lien that would not be permitted under the limitation on liens described above under 'Restrictive Covenants--Limitations on Liens', the Company takes such steps as shall be necessary to secure the Debt Securities, if any, equally and ratably with (or prior to) the indebtedness secured by such Lien and (iv) certain other conditions are met. (Section 801)

EVENTS OF DEFAULT

     Each of the following will constitute an Event of Default under the Indentures with respect to Debt Securities of any series: (a) failure to pay principal of or any premium on any Debt Security of that series when due, whether or not such payment is prohibited by the subordination provisions of the Subordinated Indenture; (b) failure to pay any interest on any Debt Securities of that series when due, continued for 30 days, whether or not such payment is prohibited by the subordination provisions of the

Subordinated Indenture; (c) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series, whether or not such deposit is prohibited by the subordination provisions of the Subordinated Indenture; (d) failure to perform any other covenant of the Company in the Indentures (other than a covenant included in the Indentures solely for the benefit of a series other than that series), continued for 60 days after written notice has been given by the Trustee, or the Holders of at least 25%in aggregate principal amount of the Outstanding Debt Securities of that series, as provided in the Indentures; (e) certain events in bankruptcy, insolvency or reorganization; and
(f) any other Event of Default specified in the applicable Prospectus Supplement. (Section 501)

     The Indentures will provide that if an Event of Default (other than an Event of Default described in clause (e) above) with respect to the Debt Securities of any series at the time Outstanding shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series by notice as provided in the Indentures may declare the principal amount of the Debt Securities of that series (or, in the case of any Debt Security that is an Original Issue Discount Security or the principal amount of which is not then determinable, such portion of the principal amount of such Debt Security, or such other amount in lieu of such principal amount, as may be specified in the terms of such Debt Security) to be due and payable immediately. If an Event of Default described in clause
(e) above with respect to the Debt Securities of any series at the time Outstanding shall occur, the principal amount of all the Debt Securities of that series (or, in the case of any such Original Issue Discount Security or other Debt Security, such specified amount) will automatically, and without any action by the Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the Indentures. (Section 502) For information as to waiver of defaults, see 'Modification and Waiver'.

     Subject to the provisions of the Indentures relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indentures at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series. (Section 512)

     No Holder of a Debt Security of any series will have any right to institute any proceeding with respect to the Indentures, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Debt Securities of that series, (ii) the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series have made a written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee and
(iii) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 507) However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for the enforcement of payment of the principal of or any premium or interest on such Debt Security on or after the applicable due date specified in such Debt Security. (Section 508)

     The Indentures will include a covenant requiring the Company to furnish to the Trustee annually a statement by certain of its officers as to whether or not the Company, to their knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the Indentures and, if so, specifying all such known defaults. (Section 1004)

MODIFICATION AND WAIVER

     Modifications and amendments of the Indentures may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security, (b) reduce the principal amount of, or any premium or interest on, any Debt Security, (c) reduce the amount of principal of an Original Issue Discount Security or any other Debt Security payable upon acceleration of the Maturity thereof, (d) change the place or currency of payment of principal of, or any premium or interest on, any Debt Security, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security, (f) in the case of Subordinated Debt Securities, modify the subordination provisions in a manner adverse to the Holders of the Subordinated Debt Securities, (g) reduce the percentage in principal amount of Outstanding Securities of any series, the consent of whose Holders is required for modification or amendment of the Indentures, (h) reduce the percentage in principal amount of Outstanding Securities of any series necessary for waiver of compliance with certain provisions of the Indentures or for waiver of certain defaults or (i) modify such provisions with respect to modification and waiver. (Section 902)

     The Indentures will provide that the Holders of a majority in aggregate principal amount of the Outstanding Securities of any series may waive, on behalf of the Holders of all Debt Securities of such series, compliance by the Company with certain restrictive provisions of the Indentures. (Sections 1010 and 1008 of the Senior Indenture and the Subordinated Indenture, respectively) The Holders of a majority in principal amount of the Outstanding Securities of any series may waive any past default under the Indentures, except a default in the payment of principal, premium or interest and certain covenants and provisions of the Indentures which cannot be amended without the consent of the Holder of each Outstanding Security of such series affected. (Section 513)

     The Indentures will provide that in determining whether the Holders of the requisite principal amount of the Outstanding Securities have given or taken any direction, notice, consent, waiver or other action under the Indentures as of any date, (i) the principal amount of an Original Issue Discount Security that will be deemed to be Outstanding will be the amount of the principal thereof that would be due and payable as of such date upon acceleration of the Maturity thereof to such date, (ii) if, as of such date, the principal amount payable at the Stated Maturity of a Debt Security is not determinable (for example, because it is based on an index), the principal amount of such Debt Security deemed to be Outstanding as of such date will be an amount determined in the manner prescribed for such Debt Security and (iii) the principal amount of a Debt Security denominated in one or more foreign currencies or currency units that will be deemed to be Outstanding will be the U.S. dollar equivalent, determined as of such date in the manner prescribed for such Debt Security, of the principal amount of such Debt Security (or, in the case of a Debt Security described in clause (i) or (ii) above, of the amount described in such clause). Certain Debt Securities, including those for whose payment or redemption money has been deposited or set aside in trust for the Holders and those that have been fully defeased pursuant to Section 1302, will not be deemed to be Outstanding. (Section 101)

     Except in certain limited circumstances, the Company will be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding Securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the Indentures, in the manner and subject to the limitations provided in the Indentures. In certain limited circumstances, the Trustee will be entitled to set a record date for action by Holders. If a record date is set for any action to be taken by Holders of a particular series, such action may be taken only by persons who are Holders of Outstanding Securities of that series on the record date. To be effective, such action must be taken by Holders of the requisite principal amount of such Debt Securities within a specified period following the record date. For any particular record date, this period will be 180 days or such other shorter period as may be specified by the Company (or the Trustee, if it set the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time. (Section 104)

DEFEASANCE AND COVENANT DEFEASANCE

     If and to the extent indicated in the applicable Prospectus Supplement, the Company may elect, at its option at any time, to have the provisions of Section 1302, relating to defeasance and discharge of indebtedness, or Section 1303, relating to defeasance of certain restrictive covenants in the Indentures, applied to the Debt Securities of any series, or to any specified part of a series. (Section 1301)

     Defeasance and Discharge. The Indentures will provide that, upon the Company's exercise of its option (if any) to have Section 1302 applied to any Subordinated Debt Securities, the provisions of Article Fifteen of the Subordinated Indenture relating to subordination will cease to be effective and, with respect to any Debt Securities, the Company will be discharged from all its obligations with respect thereto (except for certain obligations to exchange or register the transfer of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the Holders of such Debt Securities of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the Indentures and such Debt Securities. Such defeasance or discharge may occur only if, among other things, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur. (Sections 1302 and 1304)

     Defeasance of Certain Covenants. The Indentures will provide that, upon the Company's exercise of its option (if any) to have Section 1303 applied to any Debt Securities, the Company may omit to comply with certain restrictive covenants, including those described under 'Restrictive Covenants' and in the last sentence under 'Consolidation, Merger and Sale of Assets' and any that may be described in the applicable Prospectus Supplement, and the occurrence of certain Events of Default, which are described above in clause (d) (with respect to such restrictive covenants) under 'Events of Default' and any that may be described in the applicable Prospectus Supplement, will be deemed not to be or result in an Event of Default, in each case with respect to such Debt Securities, and, in the case of the Subordinated Indenture, the provisions of Article Fifteen relating to subordination will cease to be effective with respect to any Subordinated Debt Securities. The Company, in order to exercise such option, will be required to deposit, in trust for the benefit of the

Holders of such Debt Securities, money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the Indentures and such Debt Securities. The Company will also be required, among other things, to deliver to the Trustee an Opinion of Counsel to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur. In the event the Company exercised this option with respect to any Debt Securities and such Debt Securities were declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on such Debt Securities at the time of their respective Stated Maturities but may not be sufficient to pay amounts due on such Debt Securities upon any acceleration resulting from such Event of Default. In such case, the Company would remain liable for such payments. (Sections 1303 and 1304)

NOTICES

     Notices to Holders of Debt Securities will be given by mail to the addresses of such Holders as they may appear in the Security Register. (Sections 101 and 106)

TITLE

     The Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name a Debt Security is registered as the absolute owner thereof (whether or not such Debt Security may be overdue) for the purpose of making payment and for all other purposes. (Section 308)

GOVERNING LAW

     The Indentures and the Debt Securities will be governed by, and construed in accordance with, the law of the State of New York. (Section 112)

                         DESCRIPTION OF PREFERRED STOCK

     The following is a description of certain general terms and provisions of the Preferred Stock. The particular terms of any series of Preferred Stock will be described in the applicable Prospectus Supplement. If so indicated in a Prospectus Supplement, the terms of any such series may differ from the terms set forth below. Certain provisions applicable to the Preferred Stock are set forth below in 'Description of Capital Stock'.

     The summary of terms of the Company's Preferred Stock contained in this Prospectus does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Certificate of Incorporation and the certificate of designations relating to each series of the Preferred Stock (each, a 'Certificate of Designations'), which will be filed with the Commission and incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part at or prior to the time of issuance of such series of the Preferred Stock.

     The Company's Certificate of Incorporation authorizes the issuance of 1,000,000 shares of preferred stock, par value $1 per share. The Company's Preferred Stock may be issued from time to time in one or more series, without shareholder approval, when authorized by the Board of Directors. Subject to limitations prescribed by law, the Board of Directors is authorized to fix, before the issuance of any shares of a particular series of Preferred Stock, the number of shares to be included in such series, the dividend rate per annum and any restrictions, limitations and conditions upon the payment of dividends, the redemption price or prices, if any, and the terms and conditions of redemption, any sinking fund provisions for the redemption or purchase of the shares of such series of Preferred Stock, the terms and conditions on which the shares of such series are convertible, if they are convertible, the amount or amounts to which the holders of shares of such series shall be entitled upon the voluntary or involuntary liquidation, dissolution or winding up of the Company and any other rights, preferences and limitations pertaining to such series as may be determined by the Board of Directors. Thus, the Board of Directors, without shareholder approval, could authorize the issuance of Preferred Stock with voting, conversion and other rights that could adversely affect the voting power and other rights of holders of Common Stock or other series of Preferred Stock. No Preferred Stock is currently outstanding.

     The Preferred Stock shall have the dividend, liquidation, redemption and voting rights set forth below unless otherwise described in a Prospectus Supplement relating to a particular series of the Preferred Stock. The applicable Prospectus Supplement will describe the following terms of the series of Preferred Stock in respect of which this Prospectus is being delivered: (1) the designations and stated value per share of such Preferred Stock and the number of shares offered; (2) the amount of liquidation preference per share;
(3) the initial public offering price at which such Preferred Stock will be issued; (4) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to cumulate, if any; (5) any redemption or sinking funds provisions; (6) any conversion or exchange rights; and (7) any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.


GENERAL

     The Preferred Stock offered hereby will be issued in one or more series. Shares of Preferred Stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. Neither the par value nor the liquidation preference is indicative of the price at which the Preferred Stock will actually trade on or after the date of issuance. The Prospectus Supplement will contain, if applicable, a description of certain United States federal income tax consequences relating to the purchase and ownership of the series of Preferred Stock offered by such Prospectus Supplement.

RANK

     The Preferred Stock shall, with respect to dividend rights and rights upon liquidation, winding up and dissolution of the Company, rank prior to the Company's Common Stock and to all other classes and series of equity securities of the Company now or hereafter authorized, issued or outstanding (the

Common Stock and such other classes and series of equity securities collectively may be referred to herein as the 'Junior Stock'), other than any classes or series of equity securities of the Company ranking on a parity with (the 'Parity Stock') or senior to (the 'Senior Stock') the Preferred Stock as to dividend rights and rights upon liquidation, winding up or dissolution of the Company. The Preferred Stock shall be junior to all outstanding indebtedness for borrowed money of the Company. The Preferred Stock shall be subject to creation of Senior Stock, Parity Stock and Junior Stock to the extent not expressly prohibited by the Company's Certificate of Incorporation.

DIVIDENDS

     Holders of shares of Preferred Stock of any series shall be entitled to receive, when, as and if declared by the Board of Directors, out of funds of the Company legally available for payment, cash dividends, payable at such dates and at such rates per share per annum as described in the applicable Prospectus Supplement. Such rate may be fixed or variable or both. Each declared dividend shall be payable to holders of record as they appear at the close of business on the stock books of the Company on such record dates, not more than 60 calendar days preceding the payment dates therefor, as are determined by the Board of Directors (each of such dates, a 'Record Date').

     Such dividends may be cumulative or noncumulative, as described in the applicable Prospectus Supplement. If dividends on a series of Preferred Stock are noncumulative and if the Board of Directors fails to declare a dividend in respect of a dividend period with respect to such series, then holders of such Preferred Stock will have no right to receive a dividend in respect of such dividend period, and the Company will have no obligation to pay the dividend for such period, whether or not dividends are declared payable on any future dividend payment dates.

     No full dividends shall be declared or paid or set apart for payment on preferred stock of the Company of any series ranking, as to dividends, on a parity with or junior to the series of Preferred Stock offered by the applicable Prospectus Supplement for any period unless full dividends for the immediately preceding dividend period on such Preferred Stock (including any accumulation in respect of unpaid dividends for prior dividend periods, if dividends on such Preferred Stock are cumulative) have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment. When dividends are not so paid in full (or a sum sufficient for such full payment is not so set apart) upon such Preferred Stock and any other preferred stock of the Company ranking on a parity as to dividends with the Preferred Stock, dividends upon shares of such Preferred Stock and dividends on such other preferred stock shall be declared pro rata so that the amount of dividends declared per share on such Preferred Stock and such other preferred stock shall in all cases bear to each other the same ratio that accrued dividends for the then-current dividend period per share on the shares of such Preferred Stock (including any accumulation in respect of unpaid dividends for prior dividend periods, if dividends on such Preferred Stock are cumulative) and accrued dividends, including required or permitted accumulations, if any, on shares of such other preferred stock, bear to each other.

CONVERTIBILITY

     The terms, if any, on which shares of Preferred Stock of any series may be exchanged for or converted (mandatorily or otherwise) into shares of Common Stock of the Company or another series of Preferred Stock or other securities or property of the Company will be set forth in the applicable Prospectus Supplement. See 'Description of Capital Stock'.

REDEMPTION

     The terms, if any, on which shares of Preferred Stock of any series may be redeemed will be set forth in the applicable Prospectus Supplement.

LIQUIDATION

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of a series of Preferred Stock will be entitled, subject to the rights of creditors, but before any distribution or payment to the holders of Common Stock or any other security ranking junior to the Preferred Stock on liquidation, dissolution or winding up of the Company, to receive an amount per share as set forth in the applicable Prospectus Supplement plus accrued and unpaid dividends for the then-current dividend period (including any accumulation in respect of unpaid dividends for prior dividend periods, if dividends on such series of Preferred Stock are cumulative). If the amounts available for distribution with respect to the Preferred Stock and all other outstanding stock of the Company ranking on a parity with the Preferred Stock upon liquidation are not sufficient to satisfy the full liquidation rights of all the outstanding Preferred Stock and stock ranking on a parity therewith, then the holders of each series of such stock will share ratably in any such distribution of assets in proportion to the full respective preferential amount (which in the case of preferred stock may include accumulated dividends) to which they are entitled. After payment of the full amount of the liquidation preference, the holders of shares of Preferred Stock will not be entitled to any further participation in any distribution of assets by the Company.

VOTING

     The Preferred Stock of a series will not be entitled to vote, except as described below or in the applicable Prospectus Supplement and as required by applicable law. The Board of Directors, in its discretion, may, upon issuance of any series of Preferred Stock, grant voting power to the holders of such Preferred Stock to elect not more than two additional members of the Board of Directors in the event of an arrearage in the payment of dividends on any such series; however, such right to elect two additional directors is applicable to all series of Preferred Stock in the aggregate and not to each series thereof in the event that more than one series is outstanding. Notwithstanding the election of two directors by the holders of Preferred Stock, the holders of Common Stock shall only be entitled to elect at least one-fifth of the members of the Board of Directors as constituted prior to the election of such two additional directors by the holders of the Preferred Stock.

     Without the affirmative vote of a majority of the shares of Preferred Stock any series then outstanding (voting separately as a class together with any Parity Stock), the Company may not (i) increase or decrease the aggregate number of authorized shares of such series, (ii) increase or decrease the par value of the shares of such series or (iii) alter or change the powers, preferences or special rights of the shares of such series so as to affect them adversely.

NO OTHER RIGHTS

     The shares of a series of Preferred Stock will not have any preferences, voting powers or relative, participating, optional or other special rights except as set forth above or in the applicable Prospectus Supplement, the Certificate of Incorporation and in the applicable Certificate of Designations or as otherwise required by law.

TRANSFER AGENT AND REGISTRAR

     The transfer agent for each series of Preferred Stock will be described in the applicable Prospectus Supplement.

                          DESCRIPTION OF COMMON STOCK

     The voting power of the Company's capital stock is vested exclusively in the holders of shares of Class A Stock, as long as any shares of Class A Stock shall remain outstanding, subject only to the right of the holders of shares of Common Stock, voting as a class at each annual meeting of the Company, to elect such minimum number of directors as shall equal at least one-fifth of the members of the Board of Directors (with a minimum of one director) and except as otherwise provided by law. The total number of directors of which holders of Common Stock are entitled to elect one-fifth does not include any directors elected by holders of any series of Preferred Stock which may be issued by the Company. Neither the Certificate of Incorporation nor the By-laws of the Company may be amended to deny the holders of the Common Stock such right to elect at least one-fifth of the members of the Board of Directors, without the consent of the holders of a majority of the Common Stock.

     The Certificate of Incorporation does not provide for cumulative voting. Accordingly, the holders of more than 50% of the Class A Stock voting for the election of directors can elect up to four-fifths of the members of the Board of Directors if they choose to do so, in which event the holders of the remaining shares of Class A Stock will not be able to elect any person or persons to the Board of Directors.

     The holders of Class A Stock have the right, at their option, at any time and from time to time, to convert such shares into shares of Common Stock on a share-for-share basis. Shares of Class A Stock surrendered for conversion must be canceled and may not be reissued.

     With the exception of voting rights and conversion rights, and subject to the rights of the holders of Preferred Stock at any time outstanding, the Class A Stock and the Common Stock, both of which are classes of common stock, are of equal rank and entitle the holders thereof to the same and identical rights and privileges. Consequently, subject to the prior rights of the holders of Preferred Stock at any time outstanding, the holders of Class A Stock and Common Stock are equally entitled to receive dividends as declared by the Board of Directors and are equally entitled to receive any distributions made to stockholders upon any liquidation, dissolution or winding up of the Company.

     All outstanding shares of Class A Stock and Common Stock are validly issued, fully paid and nonassessable. The Class A Stock and the Common Stock carry no preemptive rights and are not redeemable or entitled to the benefits of any sinking fund and, except as described above in the case of Class A Stock are not convertible into any other security of the Company.

     The Company is subject to Section 203 of the Delaware General Corporation Law ('Section 203'). Under Section 203 certain 'business combinations' between a Delaware corporation, whose stock generally is publicly traded or held of record by more than 2,000 stockholders, and an 'interested stockholder' are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless (i) the corporation has elected in its certificate of incorporation not to be governed by Section 203 (the Company has not made such an election), (ii) the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender stock held by the plan) or (iv) the business combination is approved by the board of directors of the corporation and ratified by two-thirds of the voting stock which the interested stockholder does not own. The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with approval of a majority of the corporation's directors. The term 'business combination' is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries, and transactions which increase an interested stockholder's percentage ownership of stock. The term 'interested stockholder' is defined generally as those stockholders who become beneficial owners of 15% or more of a Delaware corporation's voting stock. However, in the case of the Company, certain exceptions to the definition of the term 'interested stockholder' apply to Richard Robinson, Chairman of the Board, President and Chief Executive Officer of the Company and to the Trust under the Will of Maurice R. Robinson, each of whom owns in excess of 15% of the Company's Class A Stock.

     Pursuant to an Indenture, dated as of August 15, 1995, between the Company and Bankers Trust Company, as trustee, the Company has agreed not to amend its Certificate of Incorporation or By-laws if, as a result of such amendment, (a) the Company could (i) pay dividends to the holders of the Class A Stock without paying to the holders of the Common Stock a dividend per share at least equal to the dividend per share paid to holders of the Class A Stock or (ii) reclassify, subdivide or combine one class of its common stock without reclassifying, subdividing or combining the other class of common stock, on an equal per share basis, (b) the holders of Common Stock would cease to elect at least one-fifth of the directors (with a minimum of at least one director), except as otherwise provided by law and provided that the total number of directors of which holders of Common Stock are entitled to elect one-fifth does not include any directors elected by holders of any series of preferred stock which may be issued by the Company, (c) the holders of Class A Stock and the Common Stock would not share equally, on a share-for-share basis, in any distribution of the Company's assets upon any liquidation, dissolution or winding-up of the Company or would not have equal rights, on a share-for-share basis, in the event of any merger or consolidation of the Company in which shares of common stock of the Company are converted into cash, securities or other property, or (d) a share of Class A Stock could be converted into more than one share of Common Stock. (Section 1209 of the Indenture)

     The Company's Transfer Agent and Registrar for its Common Stock is ChaseMellon Shareholder Services, L.L.C. Proxy statements and other materials concerning annual or special meetings of stockholders of the Company are distributed by mail to holders of record in accordance with applicable law and the Certificate of Incorporation and By-laws of the Company.

     The foregoing summary is qualified in its entirety by reference to the provisions of the Certificate of Incorporation of the Company, as amended, its By-laws and the Delaware General Corporation Law.

                              PLAN OF DISTRIBUTION

     The Company may sell Securities to or through underwriters and also may sell Securities directly to other purchasers or through agents.

     The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of Securities, underwriters may receive compensation from the Company or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the relevant Prospectus Supplement.

     Under agreements which may be entered into by the Company, underwriters and agents who participate in the distribution of Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

     If so indicated in the relevant Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the offered Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

                           VALIDITY OF THE SECURITIES

     The validity of the Securities offered hereby will be passed upon for the Company by Coudert Brothers, New York, New York and for any underwriters by Sullivan & Cromwell, New York, New York. Andrew S. Hedden, a partner of Coudert Brothers, is a director of the Company.

                                    EXPERTS

     The consolidated financial statements of Scholastic Corporation appearing or incorporated by reference in the Company's Annual Report on Form 10-K for the year ended May 31, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and financial statement schedule are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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
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     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                       ------------------------

                           TABLE OF CONTENTS

                                                 PAGE
                                                 ----
The Company...................................    S-2
Recent Operating Results......................   S-12
Use of Proceeds...............................   S-12
Capitalization................................   S-13
Selected Financial Data.......................   S-13
Description of Notes..........................   S-15
Underwriting..................................   S-17

                     PROSPECTUS
Available Information.........................      2
Incorporation of Certain Documents by
  Reference...................................      2
The Company...................................      3
Ratio of Earnings to Fixed Charges............      4
Use of Proceeds...............................      4
Description of Debt Securities................      4
Description of Preferred Stock................     17
Description of Common Stock...................     20
Plan of Distribution..........................     21
Validity of the Securities....................     22
Experts.......................................     22

===============================================================================



===============================================================================



                             $125,000,000


                        SCHOLASTIC CORPORATION


                    % NOTES DUE               , 2003



                       ------------------------

                           [SCHOLASTIC LOGO]

                       ------------------------

                         GOLDMAN, SACHS & CO.

                       CITICORP SECURITIES, INC.

                          ALEX. BROWN & SONS
                             INCORPORATED



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